Exhibit 99.1

KITOV PHARMACEUTICALS

HOLDINGS LIMITED

Notice of

2015 Annual General Meeting

of Shareholders

and

Proxy Statement

January 25, 2016

Dear Shareholder,

It has been more than two years since the listing of Kitov on the Tel Aviv Stock Exchange, and I would like to reach out to you and update you on the status of the Company at this time and as to the Company's plans for the future.

2015 marked the important achievement of concluding and announcing successful results from our Phase III trial. In 2016 we look forward to advancing our lead drug candidate towards commercialization through an NDA submission.  The Company has innovative and groundbreaking products and exceptional human capital as it continues its direction of bringing new innovative drugs to market.

The Company's principal activities during the past year:

•	Completing the recruitment of patients for our Phase III clinical trial for our flagship product, KIT-302.
•	Announcing successful results from our Phase III clinical trial.
•	Expanding research and clinical activities.
•	Commencing formulation and large scale manufacturing of the KIT-302 drug product.
•	An initial public offering in the United States of America which raised approximately $13 million gross.

Goals to be achieved in the coming year:

•	Complete chemistry, manufacturing and controls for PK Study and NDA submission.
•	Complete a final PK Bioequivalence Study.
•	Submit New Drug Application to the FDA for KIT-302.
•	Establish business development channels for Company products.

In the area of the Company’s corporate development, we are very proud of the fact that recently the Company listed and began trading American Depositary Shares (ADSs) on the NASDAQ Capital Market (the "NASDAQ") in the United States in conjunction with the initial public offering. The NASDAQ listing will allow investors in the United States and the American shareholders of the Company to trade in a local stock exchange, and we believe that the Company's exposure to the American equity markets may lead to increased global interest in the Company.

It is indeed with great pride that I write to you as Chairman of Kitov’s Board for the first time since our listing on the NASDAQ exchange.  With our recent achievement in successfully completing the Phase III clinical trial for KIT-302 we believe that we are now well on our way to generate significant value for our shareholders.

I invite you to join us in person at the 2015 Annual Meeting. However, whether or not you plan to attend in person, it is important that your shares be represented. Shareholders are being provided with proxy voting instructions, and holders of Kitov’s ADSs are being provided with a proxy Voting Instruction Form from BNY Mellon, the depositary of the ADSs, which will enable them to instruct BNY Mellon on how to vote the Kitov ordinary shares represented by their ADSs with respect to the proposals listed in the notice. Accordingly, please submit your vote in one of the manners indicated on the Proxy Statement at your earliest convenience. I encourage your participation and engagement, and I, together with the rest of Kitov’s management, am always open to hear your concerns and feedback.

I am proud of all that we have accomplished over the past year. The Board and management team have taken significant steps to improve the Company’s operations, performance, financial position and governance. I am excited about the future as we proceed with the final testing for KIT-302 and then submit our new drug application to the FDA. As we look ahead, Kitov intends to continue on our path of growth and value creation in the year to come. Thank you for your continued support.

Sincerely,

John Paul Waymack M.D., Sc.D.
Chairman of the Board of Directors

KITOV PHARMACEUTICALS HOLDINGS LIMITED

Notice of Annual General Meeting of Shareholders

Notice is hereby given that the 2015 Annual General Meeting of Shareholders (the “Meeting” or the “Annual Meeting”) of Kitov Pharmaceuticals Holdings Limited (“Kitov” or the “Company”) will be held at Kitov’s executive offices at One Azrieli Center, Round Tower, 23rd Floor, Tel Aviv, Israel on Wednesday, March 2, 2016, at 2:30 p.m. local time, for the following purposes:

1.	To approve a proposal to replace the Company’s Articles of Association in their entirety.

2.	To re-appoint the following persons to the Board of Directors, each to serve for an additional term and until their successors have been duly elected: Dr. John Paul Waymack, Isaac Israel, Simcha Rock, and Philip Serlin.

3.	To appoint Yair Katzir to serve as a director for an initial term and until his successor has been duly elected, and to approve his remuneration and benefits for service as a director.

4.	To review the compensation paid by the Company during 2014 to Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, the independent public accountants of the Company.

5.	To review the Company’s Financial Statements and Annual Report for the year ended December 31, 2014, and to transact such other business as may properly come before the Meeting.

Kitov urges all of its shareholders to review its annual financial statements for the year 2014 and for the nine-month period ending September 30, 2015, which were included in its prospectus which is available on its website at www.kitovpharma.com. If you would like a paper copy, you may contact our General Counsel and Company Secretary, Mr. Avraham Ben-Tzvi, Adv., of Azrieli Towers 1, Round Tower, 23rd Floor, Menachem Begin Street 132, Tel Aviv, Israel, Telephone: +972-(0)54-8679966, email: avraham@kitovpharma.com or fax: +972-(0)77-3180015..

Only shareholders of record at the close of business in New York on Monday, February 1, 2016 will be entitled to vote at the Annual Meeting. Two shareholders who are present at the Annual Meeting, in person or by proxy or represented by their authorized persons, and who hold in the aggregate twenty-five percent or more of the paid-up share capital of the Company, shall constitute a legal quorum. Should no legal quorum be present one half hour after the scheduled time, the Meeting shall be adjourned to one week from that day, at the same time and place.

By Order of the Board of Directors,

Avraham Ben-Tzvi, Adv.
General Counsel and Company Secretary

January 25, 2016

Proxy Statement

Notice is hereby given that the 2015 Annual Meeting of Shareholders (the “Meeting” or the “Annual Meeting”) of Kitov Pharmaceuticals Holdings Limited (“Kitov” or the “Company”) will be held at Kitov’s executive offices at One Azrieli Center, Round Tower, 23rd Floor, Tel Aviv, Israel (the “Company Offices”) on Wednesday, March 2, 2016, at 2:30 p.m. local time.

Record Date; Shareholders Entitled to Vote; Admission

Only shareholders of record at the close of business in New York on Monday, February 1, 2016 (hereinafter: the “Record Date”) will be entitled to vote at the Annual Meeting, and any adjournments or postponements thereof. At such time, each issued and outstanding ordinary share, with no par value, shall entitle its holder to one vote on each matter properly submitted at the Annual Meeting. Each American Depositary Share (“ADS”) representing twenty (20) such ordinary shares shall entitle the holder of the ADS to twenty (20) votes on each matter properly submitted at the Annual Meeting.

A shareholder, whose shares are registered with a Tel Aviv Stock Exchange (“TASE”) member and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of the Proxy Statement and Voting Slip, and to the Position Statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date. A shareholder, whose shares are registered with a member of the TASE, is required to prove his or her share ownership to vote at the Meeting in accordance with the Companies’ Regulations (Proof of Ownership of A Share for the Purpose of Voting at the General Meeting), 5760-2000. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account. Alternatively, shareholders who hold shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six (6) hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Attendance in person at the Annual Meeting will be limited to shareholders, their legal proxy holders or their authorized persons only. To gain admission to the Annual Meeting, one must have a form of government-issued photograph identification and proof of share ownership as of the Record Date, issued by a broker or bank. Legal proxy holders and authorized persons will also need to submit, in addition to proof of share ownership as of the Record Date, a document of appointment, in accordance with the Company’s Articles of Association.

Voting Instruments

Whether or not you plan to attend the Meeting, it is important that your shares be represented. In accordance with Section 182(b) of the Companies Law, 5759-1999 (hereinafter: the “Companies Law”) anyone holding shares of the Company at the end of the trading day on the Record Date shall be entitled to participate in the Meeting and to vote in person or by proxy, by appointing a proxy to vote (hereinafter: the “Proxy Letter”) which shall be in writing and signed by the appointing party or their authorized attorney, and if the appointing party is a corporation the appointment shall be in writing signed by authorized corporate signatories together with the company stamp, or by authorized attorney. The Proxy Letter, or a copy satisfactory to the Company Secretary, must be deposited at the Company Offices or the place designated for the Meeting no later than 48 hours prior to the time scheduled for the Meeting at which the person noted in the Proxy Letter intends to vote. However, the Meeting chairman is entitled to waive this requirement with respect to all participants at the Meeting, and to accept all the Proxy Letters at the commencement of the Meeting, subject to the presentation of proof of share ownership. A Proxy Letter held by a participant at the meeting which dated more than 12 months from the signature date shall be rendered invalid.

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This Proxy Statement also serves as a Notice to the Shareholders pursuant to the Companies Regulations (Notice and Announcement of General Meeting and Class Meeting in Public Company and the Addition of a Matter to the Agenda), 5760-2000 (the “Notice Regulations”). With respect to the matters on the agenda of the Meeting, a shareholder may also vote via the Voting Slip attached as Part Two of the Proxy Statement. The sites where one can find the form of the Voting Slip and position papers (if any) as per their meaning under Section 88 of the Companies Law are as follows: on the distribution site of the Israel Securities Authority, at www.magna.isa.gov.il (hereinafter: “Distribution Site”), and on the website of the TASE, at www.maya.tase.co.il. A shareholder may contact the Company directly and receive the form of the Voting Slip and position papers (if any), or at such holders consent, links to the text of the Voting Slip at the Distribution Site. A shareholder whose securities are registered with a TASE stock exchange member is entitled to receive certification of ownership from such member such that the holder can vote at the Meeting and send a timely Voting Slip as required. Voting by Voting Slip shall be by checking the applicable boxes on Part Two of the Proxy Statement, as published on the Distribution Site. All Voting Slips (together with proofs of share ownership, and all documents required to be submitted therewith) must be delivered to the Company Offices set forth above, such that the Voting Slip arrives no later 4 hours prior to the designated time of the Meeting, namely by no later than Wednesday, March 2, 2016, 10:30 a.m. Israel Time.

A shareholder not registered in the Company’s register, namely a shareholder pursuant to Section 177(1) of the Israeli Companies Law (namely – one to whose credit a share of the Company is recorded at a TASE member, and such share is included in the Company’s share register under the name of the Registration Company) is also entitled to vote via Electronic Voting Slip which will be delivered to the Company via the Electronic Voting System being operated pursuant to Section B of Chapter G’2 of the Securities Law, 5728-1968 (the “Securities Law”). Voting via Electronic Voting Slips will be allowed until six (6) hours prior to the Meeting commencement.

ADS holders should return their BNY Mellon form of Voting Instruction Form for holders of the Company’s ADSs by no later than the date and time set forth on such Voting Instruction Form.

Forms of each of the Voting Slip and the BNY Mellon Voting Instruction Form for holders of the Company’s ADSs, are enclosed with the Notice of Meeting and the Proxy Statement, and were also furnished to the Securities and Exchange Commission (the “SEC” or the “Commission”) on Form 6-K, and is available to the public on the Commission’s website at http://www.sec.gov. Each of these is also filed with the Israeli Securities Authority and TASE and is available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il.

Quorum, Required Vote and Voting Procedures

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of certain requirements of The Nasdaq Stock Exchange rules (the “Nasdaq Rules”), provided that we disclose those Nasdaq Rules with which we do not comply and the equivalent Israeli requirement that we follow instead. We currently rely on this “foreign private issuer exemption” with respect to the quorum requirement for meetings of our shareholders. As permitted under the Companies Law, and pursuant to our articles of association, the quorum required for the Meeting consists of at least two shareholders who are present at the Meeting, in person or by proxy or by Voting Slip or represented by their authorized persons, and who hold in the aggregate twenty-five percent or more of the paid-up share capital of the Company, and such presence at the Meeting will constitute a legal quorum (instead of 33 1/3% of the issued share capital provided under the Nasdaq Rules). Abstentions and “broker non-votes”, as well as any abstentions for shares held by the Depositary, are counted as present and entitled to vote for purposes of determining a legal quorum.

Should no legal quorum be present one half hour after the scheduled time, the Meeting will be adjourned to one week from that day, at the same time and place, i.e. on Wednesday, March 9, 2016 at: 2:30 p.m. (Israel Time) at the Company Offices. Should such legal quorum not be present one half hour after the time set for the adjourned meeting, any two shareholders present, in person or by proxy, will then constitute a legal quorum.

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The affirmative vote of the holders of a majority of the Company’s ordinary shares participating and voting at the Annual Meeting, in person or by proxy or through their representatives, is required to adopt each of the proposals to be presented at the Meeting. In addition, certain provisions under Proposal 1 require a Special Majority as set forth under Proposal 1, and as described further under Proposal 1.

Under the terms of the Depositary Agreement among the Company and BNY Mellon, which acts as the Depositary, and the holders of the Company’s ADSs, upon the written request of an owner of ADSs, as of the date of the request or, if a record date was specified by the Depositary, as of that record date, received on or before any instruction cutoff date established by the Depositary in its notices to ADS holders, the Depositary shall, endeavor, in so far as practicable, to vote or cause to be voted the amount of deposited ordinary shares represented by those ADSs in accordance with the instructions set forth in that request. The Company has instructed the Depositary to disseminate a notice of the Meeting and has given the Depositary notice of the Meeting, details concerning the matters to be voted upon and copies of materials to be made available to holders of ordinary shares in connection with the Meeting not less than 30 days prior to the Meeting date. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the deposited ordinary shares other than (a) in accordance with instructions given by owners and received by the Depositary; or, (b) as provided in the following sentences below. If no instructions are received by the Depositary from an owner of ADSs with respect to a matter and an amount of ADSs of that owner on or before the instruction cutoff date set forth on the BNY Mellon Voting Instruction Form, the Depositary shall deem that owner to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to that matter and the amount of ordinary shares of the Company represented by that amount of ADSs, and the Depositary shall give a discretionary proxy to a person designated by the Company to vote that amount of ordinary shares of the Company as to that matter, except that no instruction of that kind shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary (and the Company agrees to provide such information as promptly as practicable in writing, if applicable) that (x) the Company does not wish a proxy given, (y) substantial opposition exists or (z) the matter materially and adversely affects the rights of holders of Shares.

All shares or ADSs represented by properly executed Proxy Letters, Voting Slips, BNY Mellon Voting Instruction Forms, or Electronic Voting instructions, which are received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the Proxy Statement or under applicable law, will be voted as specified in the instructions indicated in such voting instruments. Subject to applicable law and the rules of the NASDAQ Market, in the absence of such instructions, the shares represented by properly executed and received voting instruments will be voted “FOR” all of the proposed resolutions to be presented at the Meeting.

The Company currently is unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholder Proposals

Under Israeli law, one or more shareholders holding 1% or more of the voting rights of the Company may request to include a proposal on the agenda of a shareholders meeting (including proposing the nomination of a candidate to the Company’s Board of Directors (the “Board of Directors”) for consideration by the Board of Directors) by submitting such proposal within seven days of publication of the Company’s notice with respect to its general meeting of shareholders. Accordingly, any shareholder holding 1% or more of the voting rights of the Company may request to include a proposal on the agenda of this Meeting by submitting such proposal in writing to the Company no later than Tuesday, February 2, 2016, 9:30 a.m. Israel time, at the Company Offices, Attn: Avraham Ben-Tzvi, Adv., General Counsel and Company Secretary.

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If the shareholder proposal is to nominate a candidate for election to the Board of Directors, the proposing shareholder must provide (a) a declaration signed by the nominee and any other information required under the Companies Law, (b) all of the information set forth under Regulation 26(a) of the Securities Regulations (Periodic and Immediate Reports), 5730-1970 (the “Israeli Reporting Regulations”), (c) additional information in respect of the nominee as would be required in response to the applicable disclosure requirements in Israel or abroad, including those of Item 6A (directors and senior management), Item 6E (share ownership) and Item 7B (related party transactions) of Form 20-F of the Commission, to the extent applicable, (d) a representation made by the nominee of whether the nominee meets the objective criteria for an independent director and/or statutory independent director of a company such as the Company under the Companies Law and/or under any applicable law, regulation or stock exchange rules, in Israel or abroad, and if not, then an explanation of why not, and (e) details of all relationships and understandings between the proposing shareholder and the nominee.

Position Statements

Under Israeli law shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company Offices, Attn: Avraham Ben-Tzvi, Adv., General Counsel and Company Secretary. Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov, and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company no later than Sunday February 21, 2:30 p.m. Israel time.

Updates to Meeting Agenda

In accordance with, and subject to the provisions of the Companies Law and the Regulations, the Company may, after the date of publication of this Notice of Annual Meeting and Proxy Statement, make changes to the agenda topics (including adding a topic), and Position Statements regarding matters on the agenda of the Meeting may be published. As such changes are made and/or Position Statements are published, it will be possible to review them in the Company's reports on the Commission’s website at www.sec.gov as well the Distribution Site. A revised Notice of Annual Meeting and Proxy Statement will issued by the Company as needed in order to reflect any changes in matters on the agenda of the Meeting, and it will be published by the Company on the Commission’s website at www.sec.gov as well as the Distribution Site, by no later than the dates specified in Section 5b in the Notice Regulations.

Compensation of Executive Officers and Directors

Pursuant to disclosure requirements set forth under Regulation 4(d)(2) of the Notice Regulations with respect to annual general meetings of shareholders at such Israeli public companies which do not file reports with the Israel Securities Authority and TASE pursuant to the Israeli Reporting Regulations, for information regarding the Terms of Office and Employment (as defined in the Companies Law) granted to our five most highly compensated Office Holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2014, please see Pages 63 through 66 of our Prospectus filed with the Commission on November 23, 2015, and accessible through the Commission’s website at http://www.sec.gov, as well as the section entitled “Regulation 21” on pages D-5 through D-11 of Part D to our Annual Report for the year 2014 in Hebrew published on August 23, 2015 on the Distribution Site at www.magna.gov.il, and on the website of the TASE at www.tase.gov.il.

Solicitation of Proxies

The Company will bear the entire cost of solicitation of proxies, including preparation, assembly, printing, and mailing of this Notice of Annual Meeting and Proxy Statement, the BNY Mellon Voting Instruction Form and any additional information furnished to beneficial shareholders or holders of ADSs. The Notice of Annual Meeting and Proxy Statement along with the Voting Slip will not be mailed to beneficial shareholders in Israel. The Company may reimburse brokerage firms and other persons representing beneficial owners of ordinary shares or ADSs for reasonable expenses incurred by them in forwarding proxy soliciting materials to such beneficial owners. In addition to solicitation by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, facsimile, email or personal contact. None of the financial statements, the accompanying auditors’ report, the contents of the Company’s website, or the information that can be accessed through the Company’s website, form part of the proxy solicitation materials.

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Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

This Notice of the Annual General Meeting of Shareholders and Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel, as such are applicable to a Company whose shares are traded on both the TASE and the NASDAQ and which reports in accordance with Chapter E’3 of the Securities Law. The circulation of this Notice of the Annual General Meeting of Shareholders and Proxy Statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

Company Representative for Matters in connection with this Proxy Statement

The Company representative for matters in connection with this report is the General Counsel and Company Secretary, Mr. Avraham Ben-Tzvi, Adv., of One Azrieli Center, Round Tower, 23rd Floor, 132 Menachem Begin Rd., Tel Aviv, Israel, Telephone: +972-(0)54-8679966, email: avraham@kitovpharma.com or fax: +972-(0)77-3180015.

Proposal 1:

To approve a proposal to replace the Company’s Articles of Association in their entirety

The Company’s existing Articles of Association (the “Current Articles of Association”) were adopted by our shareholders in November 2007, well prior to entering into the Share Transfer Agreement with Kitov Pharmaceuticals in 2013, and have only been slightly amended at various points in time since. In light of the changes in Israel’s business and legal environment since 2007, and due to the change in the Company from one that was listed only on the TASE to becoming a company dual listed on the NASDAQ, and the change in our reporting to U.S. Securities Law reporting, and becoming subject to U.S. securities laws and regulations, including many areas of corporate governance and ensuring appropriate controls over financial reporting which are governed by U.S. rules and regulations, the Company believes that the Current Articles of Association are outdated and do not provide it or its shareholders with the flexibility required to conduct the Company’s operations in the most efficient and productive manner. Therefore it was determined to revise the articles of association of the Company so that they are consistent with the new corporate governance and business environments of the Company.  The Board of Directors has approved the amendment and replacement of the Current Articles of Association in their entirety, with the articles of association substantially in the form attached hereto as Exhibit A (the proposed Amended and Restated Articles of Association shall hereinafter be referred to as the “Amended Articles of Association”), and we are proposing that the shareholders approve the Amended Articles of Association in English, which is the primary language of our reporting going forward.

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        Some of the more significant changes which are reflected in the Amended Articles of Association include the following, which is not intended to be considered an exhaustive list of changes from the Current Articles of Association:

•	An addition to the charitable donations clause to allow the Company to issue securities to charity.

•	75% of the Board will required to determine that center of management of the Company is outside of Israel.

•	The addition of a clause permitting board to issue redeemable securities.

•	The addition of the CEO and Company Secretary to the authored signatories on share certificates.

•	Share transfer instruments can be approved by company management instead of needing full board approval.

•	The addition of a provision stating that board can decline to approve transfers if not allowed under law, TASE rules or otherwise.

•	The addition and revision of miscellaneous technical provisions governing submission of proof or ownership and proxies for shareholder meetings.

•	Shareholder meetings shall be held in Israel unless the center of management of the Company has been changed as set forth in the Amended Articles of Association.

•	Revised so that if chairman of board is not present for shareholder meeting then the CEO or Company Secretary, or someone appointed by either of them, shall be chair of a shareholder meeting, before submitting the chair selection matter to those present at the shareholders meeting.

•	Reduction in the maximum number of directors from 12 to 9.

•	A majority of directors shall be Israeli residents unless the center of Company management has been changed as set forth in the Amended Articles of Association.

•	Directors shall be appointed for three year terms with one third of the board’s terms expiring every year

•	Changing the director appointment provisions in the articles will be subject to a special majority of 75% of the votes cast at a shareholders meeting and which majority comprises at least 50% of the Company’s voting rights.

•	Removal of the provision requiring external directors (this matter will now be subject to the requirements of the Companies Law and Regulations).

•	Establishes that the Audit Committee of the Board of Directors is delegated with authority to approve the compensation of auditors as long as securities of the Company are traded in U.S. markets.

•	Shorten time period for receiving unclaimed dividends from 7 years to 3 years

•	Added provision that notices to shareholders may be publicized as specified by law (i.e. not only newspaper ads).

•	Transactions in which officers have a personal interest but not extraordinary transactions can be approved by CEO and CFO (unless they have the personal interest; in which case it will be a director instead). Currently this defaults to the Companies Law which requires full board approval unless articles of association state otherwise.

        The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

        “RESOLVED, to approve the adoption of the English language Amended and Restated Articles of Association of the Company (substantially in the form attached as Exhibit A to the Proxy Statement) which shall, with immediate effect upon the adoption of this resolution, replace in its entirety the Articles of Association previously in effect at the Company immediately prior to the adoption of this resolution.”

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The affirmative vote of the holders of a majority of the Company’s ordinary shares participating and voting at the Annual Meeting, in person or by proxy or through their representatives, is required to adopt the Amended Articles of Association. Furthermore, the adoption of the Special Majority with respect to adopting Articles 9, and 83 through 87 of the proposed Amended Articles of Association as set forth under Exhibit A shall require 75% of the votes cast by the shareholders present and voting at the Meeting and which majority comprises at least 50% of the Company’s voting rights as of the Record Date for the Meeting.

Should Proposal 1 be approved, but by less than such Special Majority, the Special Majority provisions set forth in Articles 9, and 83 through 87 of the proposed Amended Articles of Association shall be revised to reflect such majority of the shareholders present and voting at the Meeting which voted in favor of Proposal 1 at the Meeting, and such portion of the Company’s voting rights as of the Record Date which voted in favor of Proposal 1 at the Meeting, provided that such majority of votes cast shall not be set at more than 75% of votes cast by shareholder present and voting at a general meeting, nor less than an ordinary majority of the general meeting, and the required percentage of the Company’s voting rights as of the record date of a general meeting shall not be set at less than 25% of the Company’s voting rights as of the record date of the general meeting (the “Revised Special Majority”), and all shares or ADSs represented by properly executed Proxy Letters, Voting Slips, BNY Mellon Voting Instruction Forms, or Electronic Voting instructions, which are received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the Proxy Statement or under applicable law, and which voted “For” Proposal 1, will be voted “For” the Revised Special Majority, unless stated otherwise in the instructions indicated in such voting instruments.

The Board of Directors recommends a vote "FOR" the adoption of the Amended Articles of Association.

Proposal 2:

Re- Election of Directors

In the Amended Articles of Association we are proposing that our directors be generally elected in three classes for terms of approximately three years. Due to the complexity and long-term nature of our product development and the Company’s expanding global activities, we value the insight and familiarity with the Company’s operations that a director is able to develop over his or her service on the Board of Directors over a period of time. Because we believe that extended service on our Board of Directors enhances a director’s ability to make significant contributions to Kitov, we do not believe that arbitrary term limits on directors’ service are appropriate for the Company. At the same time, it is the policy of the Board that directors should not expect to be renominated automatically.  Our Board of Directors contains highly qualified and talented directors, including directors with global pharmaceutical experience. At present three of our six directors are independent under NASDAQ listing rules, and also qualify as external or unaffiliated directors under the Israeli Companies Law. Our active Chairman of the Board, Dr. Paul Waymack, is the founder of Kitov Pharmaceuticals Ltd., and a critical key individual in the development of our flagship product – KIT-302.  Our non-independent directors - the CEO and CFO of the Company - facilitate collaboration between the Board and management. We are also proposing to elect a new independent director to serve on the Board of Directors with the nomination of Mr. Yair Katzir, who we anticipate will bring significant financial and management experience to our Board (see Proposal 3 below). We continue to evaluate the size and composition of the Board of Directors to ensure that it maintains dynamic, exceptionally qualified members.

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Persons Being Considered for Re-Election as Directors at this Annual Meeting

Chairman of the Board and Chief Medical Officer

John Paul Waymack, M.D., Sc.D. was one of the founders of Kitov Pharmaceuticals and has served as the chairman of our board of directors and who fulfills duties and responsibilities of chief medical officer since July 2013. Dr. Waymack has over 20 years of experience in the biopharma field. Dr. Waymack is a former academic transplant surgeon and a former FDA medical officer, with over fifteen years of experience in drug development as a consultant to major pharmaceutical companies, including Pfizer, Roche, Pharmacia, Warner Lambert and Searle. During his 10 years of academic career, Dr. Waymack published over 100 scientific essays, mainly in the fields of prostaglandins and immunology. In addition, Dr. Waymack volunteered to the U.S. Army, where he was commissioned and served as a Major in the Medical Corp. in the position of chief of surgical studies in the U.S. Army’s Institute for Surgical Research. Dr. Waymack was also an associate professor of surgery at the University of Texas Medical Branch and at the University of Medicine and Dentistry of New Jersey.

Director and Chief Executive Officer

Isaac Israel has served as our chief executive officer and a member of the board since October 2012. Mr. Israel was the founding chief executive officer of BeeContact Ltd. (formerly TASE:BCNT), from 2001 until 2007. Since 2008 Mr. Israel has served as founding chief executive officer of Uneri Capital Ltd., a consulting firm in the capital markets field, owned by Mr. Israel, that specializes in the healthcare sector. In providing such consulting services, Mr. Israel also serves as a member of the board of directors of various healthcare corporations, both private and public, including as chairman of the board of NextGen Biomed Ltd., which is traded on the TASE. Since 2011 Mr. Israel has also provided business development services to Capital Point Ltd. (TASE:CPTP).

Director and Chief Financial Officer

Simcha Rock, CPA, MBA, has served as our chief financial officer and a member of the board since July 2013. Mr. Rock was a private equity manager at Edmond de Rothschild Private Equity Management, a firm specializing in the management of venture capital and other private equity investments funds, from February 2000 until January 2011, with responsibility for all financial, legal and administrative matters for several investment funds. Prior to 2000, Mr. Rock held financial management positions at Intel Electronics Ltd., The Jerusalem College of Technology, and JC Technologies Ltd. Mr. Rock holds a BA from Yeshiva University and an MBA from Cleveland State University.

Independent and Unaffiliated Director

Philip Serlin ,CPA, MBA, has served as a member of our board since July 2013. Mr. Serlin is the chief financial and operating officer of BioLineRx Ltd., a biopharmaceutical company traded on both NASDAQ and the Tel Aviv Stock Exchange. He formerly held senior financial positions with other publicly traded companies, as well as at Deloitte and the U.S. Securities and Exchange Commission. Mr. Serlin currently serves as a director at Vascular Biogenics Ltd., a biopharmaceutical company traded on The NASDAQ Capital Market. Mr. Serlin is a certified public accountant and holds a B.Sc. in accounting from Yeshiva University and a Master’s degree in economics and public policy from The George Washington University.

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The spouses of Simcha Rock, our chief financial officer and a member of our board, and Philip Serlin, a member of our board, are first cousins. Other than this relationship, there are no family relationships among any of our office holders (including directors). Mr. Philip Serlin is independent under the NASDAQ Listing Rules and has also been designated by the audit committee as an unaffiliated director under Israeli law. Each of the director nominees has certified to us that he complies with all requirements under the Companies Law for serving as a director (and, in the case of Mr. Philip Serlin, for serving as an independent and unaffiliated director). Such certifications will be available for inspection at the Company Offices. For information on the compensation of our directors, please see our Prospectus filed with the Commission on November 23, 2015, and accessible through the Commission’s website at http://www.sec.gov. If any of these nominees is unable to serve, the persons named in the proxy or other voting instrument shall vote the ordinary shares for the election of such other nominees as management may propose. The aforesaid nominees, all of whom are currently serving as directors of the Company, have advised the Company that they will continue to serve as directors if re-elected.

In accordance with our Compensation Policy, each of Dr. John Paul Waymack, Mr. Isaac Israel, Mr. Simcha Rock and Mr. Philip Serlin will continue to be party to a waiver and indemnification agreement with the Company in the form of waiver and indemnification letter previously approved by the shareholders to be entered into by the Company with directors serving from time to time in such capacity, and shall continue to be insured under the Company’s directors and officers insurance coverage which provides coverage for all directors of the Company.

Under the Companies Law and related regulations, external or unaffiliated directors are entitled to a fixed annual compensation and an additional payment for each meeting attended. Mr. Phillip Serlin, an unaffiliated director, is compensated at the same rate as our external directors. Each of Dr. John Paul Waymack, Mr. Isaac Israel, and Mr. Simcha Rock who have engagement agreements with the Company do not receive any additional compensation for their service as directors.

A separate vote will be cast for each nominee for re-election as director. The Board of Directors recommends that shareholders approve the re-appointment of each of Dr. John Paul Waymack, Mr. Isaac Israel, Mr. Simcha Rock and Mr. Philip Serlin as directors, each to serve until the applicable annual meeting of shareholders of the Company by when their term of office will end as set forth in the Amended Articles of Association, commencing following the Meeting and until their successors have been duly appointed. Should Proposal 1 above not pass, they will serve until the next annual general meeting of shareholders, commencing following the Meeting and until their successors have been duly appointed.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting with respect to each of the nominees for re-election as director:

“RESOLVED, to approve the re-appointment of the applicable nominee for re-election as a director, to serve as directors of the Company, each to serve until the applicable annual meeting of shareholders of the Company by when their term of office will end as set forth in the Company’s then in effect Articles of Association, commencing following the Meeting, and until their successors have been duly appointed.”

A separate vote will be cast for each nominee for re-election as director. The affirmative vote of the holders of a majority of the Company’s ordinary shares participating and voting at the Annual Meeting, in person or by proxy or through their representatives, for the respective nominee, is required to approve the re-election of each of the directors.

The Board of Directors recommends that shareholders approve the re-appointment of each of Dr. John Paul Waymack, Mr. Isaac Israel, Mr. Simcha Rock and Mr. Philip Serlin as directors.

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Proposal 3:

Election of A New Director

Following the recommendation of our Board of Directors, the shareholders will be requested to approve the appointment of Mr. Yair Katzir as a director to serve until the applicable annual meeting of shareholders of the Company by when his term of office will end as set forth in the Amended Articles of Association, commencing following the Meeting and until his successor has been duly appointed. Should Proposal 1 above not pass, he will serve until the next annual general meeting of shareholders, commencing following the Meeting and until his successor has been duly appointed. The shareholders will also be asked to separately approve each of the components of Mr. Katzir’s remuneration and benefits for services as a director.

The following table provides certain relevant information concerning Mr. Katzir, including his principal occupation during the past five years.

Proposed New Independent Director

Yair Katzir, CPA is presently the chief financial officer of Derech Eretz highways (1997) Ltd., which is the concessionaire for the Yitzhak Rabin Highway (Road 6), also known as the Cross Israel Highway, where he has served since November 2011. Derech Eretz Highways (1997) Ltd., is responsible for the finance, design, construction, operation and maintenance of the Cross Israel Highway under a 30 year concession agreement with the State of Israel. This is one of the largest BOT infrastructure project undertaken in Israel in recent years. Derech Eretz Highways (1997) Ltd. is presently owned by many of the leading institutional investors in Israel including major insurance companies, banks, pension funds and other money management firms. From May 2007 until October 2011 Mr. Katzir served as the chief financial controller of Adama Holding Public Ltd., a residential real estate company that was listed on TASE. Prior to his work at Adama Holding, he worked as an auditor at Ernst & Young (Israel) Ltd. Mr. Katzir holds a Bachelor’s Degree in Business Administration and Accounting from the College of Management in Rishon LeTzion, Israel.

Mr. Yair Katzir is independent under the NASDAQ Listing Rules. He has certified to us that he complies with all requirements under the Companies Law for serving as a director. Such certification will be available for inspection at the Company Offices. If Mr. Katzir is unable to serve, the persons named in the proxy or other voting instrument shall vote the ordinary shares for the election of such other nominees as management may propose. Mr. Katzir has advised the Company that he will serve as a director if elected.

In accordance with our Compensation Policy, the shareholders will be asked to approve letters of exemption and indemnity for Mr. Katzir from the Company in the forms of such letters previously approved by the shareholders to be granted by the Company to directors serving from time to time in such capacity, forms of which are attached as Exhibits 10.5 and 10.6 to the Registration Statement on Form F-1 of the Company filed with the SEC on September 24, 2015. They will also be asked to approve the inclusion of Mr. Katzir under the directors and officers insurance policy of the Company and any such future insurance policies which provides coverage for all directors of the Company.

Mr. Katzir will initially be compensated as a director, at the same rate as our external and unaffiliated directors, in accordance with our Compensation Policy.

The shareholders of the Company will be requested to adopt the following resolutions at the Meeting with respect to Mr. Yair Katzir:

(a)	“RESOLVED, to approve the appointment of Mr. Yair Katzir to serve as a director of the Company until the applicable annual meeting of shareholders of the Company by when his term of office will end as set forth in the Company’s then in effect Articles of Association, commencing following the Meeting, and until his successor has been duly appointed.”

(b)	“RESOLVED, subject to the approval of his appointment as a director in the Company, to approve the Company granting a Letter of Exemption to Mr. Yair Katzir, in the form such letter previously approved by the shareholders to be granted by the Company to directors serving from time to time in such capacity, a form of which is attached as Exhibit 10.5 to the Registration Statement on Form F-1 of the Company filed with the SEC on September 24, 2015.”

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(c)	“RESOLVED, subject to the approval of his appointment as a director in the Company, to approve the Company granting a Letter of Indemnity to Mr. Yair Katzir, in the form such letter previously approved by the shareholders to be granted by the Company to directors serving from time to time in such capacity, a form of which is attached as Exhibit 10.6 to the Registration Statement on Form F-1 of the Company filed with the SEC on September 24, 2015.”

(d)	“RESOLVED, subject to the approval of his appointment as a director in the Company, to approve the inclusion of Mr. Katzir under the directors and officers insurance policy of the Company and any such future insurance policies which provides coverage for all directors of the Company.”

(e)	“RESOLVED, subject to the approval of his appointment as a director in the Company, to approve the fixed annual compensation and an additional payment for each meeting attended, as well as expense reimbursement for Mr. Yair Katzir who shall be compensated as a director, at the same rate as the Company’s external directors.”

The affirmative vote of the holders of a majority of the Company’s ordinary shares participating and voting at the Annual Meeting, in person or by proxy or through their representatives, for the respective nominee, is required to approve each of the above resolutions.

The Board of Directors recommends that shareholders approve the appointment of Mr. Yair Katzir as director, and to approve each of the components of Mr. Katzir’s remuneration and benefits for services as a director, as set forth under Proposal 3 above.

Proposal 4:

REVIEW OF AUDITORS COMPENSATION

Under the Companies Law and the Company’s Articles of Association, the shareholders of the Company are authorized to appoint the Company’s independent auditors. Under the Companies Law and our Current Articles of Association (as well as the proposed Amended Articles of Association), the shareholders may appoint the Company’s independent auditors to hold office for a longer period of time that will not extend beyond the end of the third annual meeting following that at which the auditor was appointed. At our 2014 Annual General Meeting of the Shareholders, our shareholders appointed Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the independent public accountants of the Company for such longer period of time not to extend beyond the 2017 Annual General Meeting at which time the appointment of an auditor will be presented to the shareholders once again.

Under the Companies Law and the Current Articles of Association, the Board of Directors is authorized to determine the independent auditor’s remuneration. In addition, the Listing Rules of The NASDAQ Stock Market require that the Company’s Audit Committee approve the re-appointment and remuneration of the independent auditor. In the proposed Amended Articles of Association, a provision has been added to state that for so long as the securities of the Company are listed for trading on an exchange in the United States of America, such authority of the Board of Directors to set the remuneration of the auditor for audit activity and/or for additional services to the Company not being audit-related, will be deemed to have been delegated by the Board of Directors to the Audit Committee of the Board of Directors.

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Under the Companies Law, the Board of Directors is required to report to the Annual General Meeting the compensation paid to the auditors. The following table sets forth the approximate total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, for 2014:

2014
(in thousands of U.S. dollars)
Audit fees(1)	35
Audit-related fees(2)	50
Total	85

(1)	“Audit fees” include fees for services performed in connection with the Company’s annual audit for 2014, certain procedures regarding the Company’s quarterly financial results, consultation concerning financial accounting and reporting standards, and fees for professional services rendered by the auditors for tax compliance and tax advice on actual or contemplated transactions.
(2)	“Audit-related fees” relate to assurance and associated services that are traditionally performed by the independent auditor, including fees related to prospectus and offering report.

This agenda item will not involve a vote by the shareholders.

Proposal 5:

TO REVIEW THE COMPANY’S FINANCIAL STATEMENTS AND ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2014, AND TO TRANSACT SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s Consolidated Balance Sheet as of December 31, 2014 and the Consolidated Statement of Income for the year then ended. The Company published its audited financial statements for the fiscal year ended December 31, 2014 as part of its Prospectus which was filed with the Securities and Exchange Commission on November 23, 2014, and is available at their website, www.sec.gov. In addition the Company filed its Hebrew Annual Report for the year 2014 on the Distribution Site at www.magna.gov.il. The Company will hold a discussion with respect to the Annual Report and financial statements at the Meeting.

This agenda item will not involve a vote by the shareholders.

Management is not aware of any other matters to be presented at the Meeting. If, however, any other matters should properly come before the Meeting or any adjournment or postponement thereof, the proxy or voting instruments confer discretionary authority with respect to acting thereon, and the persons named in the proxy or other voting instrument will vote on such matters in accordance with their best judgment

Review of documents

The shareholders of the Company can review, by request, documents relevant to the agenda matters of the Meeting, at the Company Offices, Sunday through Thursday during regular working hours, by coordinating in advance by email at avraham@kitovpharma.com or Telephone: +972-(0)54-8679966, until the day of the Meeting. Furthermore, the Notice of the Annual General Meeting of Shareholders and Proxy Statement can also be viewed on the Distribution Site at www.magna.gov.il, and on the website of the TASE at www.tase.gov.il.

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YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS AND PROXY STATEMENT, OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM THAT WHICH IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JANUARY 25, 2016. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JANUARY 25, 2016, AND THE MAILING OF THIS DOCUMENT TO ADS HOLDERS OR SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors,

Avraham Ben-Tzvi, Adv.
General Counsel and Company Secretary

January 25 2016

14

Proxy Statement – Part Two

Company name: Kitov Pharmaceuticals Holdings Limited, public company no. 520031238

Company address (for submission and delivery of proxy statements):  One Azrieli Center, Round Tower, 23rd Floor, Tel Aviv, Israel

Meeting date: Wednesday March 2, 2016 at: 2:30 p.m. (Israel Time).

Date of adjourned meeting: Wednesday, March 9, 2016 at: 2:30 p.m. (Israel Time).

Meeting type: Annual General Meeting (the “Meeting”).

Record Date: Close of business in New York on Monday, February 1, 2016.

Shareholder Details

Shareholder Name: ___________________

ID no.: ______________________

For shareholders who are not in possession of an Israeli ID card:

Passport no.: ______________________

Country of Issue: ______________________

Valid Until: _______________________

For shareholders that are corporations:

Corporation no. : _____________________

Country of Incorporation: ___________________

 Is the Shareholder any of the following1:

A “Principal Shareholder”[2]:	Yes / No
A “Senior Officer of the Company”[3]:	Yes / No
An “Institutional Investor”[4]:	Yes / No

[1]	Please circle the relevant possibility in each of the sections.
[2]	As defined in Section 1 of the Securities Law, 5728-1968 (hereinafter: the “Securities Law”)
[3]	As defined in Section 37(d) of the Securities Law
[4]	As defined in Regulation 1 of the Supervision of Financial Services Regulations (Provident Funds)(Participation of a Management Company at a General Meeting), 5769-2009 as well as a Manager of Mutual Funds as per the meaning in the Mutual Funds Law, 5754-1999

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Manner of Voting:

Manner of Voting
	Agenda Topic	For	Abstain	Against
1	To approve the adoption of the English language Amended and Restated Articles of Association of the Company (substantially in the form attached as Exhibit A to the Proxy Statement) which shall, with immediate effect upon the adoption of this resolution, replace in its entirety the Articles of Association previously in effect at the Company immediately prior to the adoption of this resolution.

2	Re-election of Directors: to approve the re-appointment of the applicable nominee for re-election as a director, to serve as directors of the Company, each to serve until the applicable annual meeting of shareholders of the Company by when their term of office will end as set forth in the Company’s then in effect Articles of Association, commencing following the Meeting, and until their successors have been duly appointed.

a	John Paul Waymack

b	Isaac Israel

c	Simcha Rock

d	Philip Serlin

3	Appointment of a new director and approval each of the components of the appointee’s remuneration and benefits for services as a director.

a	To approve the appointment of Mr. Yair Katzir to serve as a director of the Company until the applicable annual meeting of shareholders of the Company by when his term of office will end as set forth in the Company’s then in effect Articles of Association, commencing following the Meeting, and until his successor has been duly appointed.

b

Subject to the approval of his appointment as a director in the Company, to approve the Company granting a Letter of Exemption to Mr. Yair Katzir, in the form such letter previously approved by the shareholders to be granted by the Company to directors serving from time to time in such capacity, a form of which is attached as Exhibit 10.5 to the Registration Statement on Form F-1 of the Company filed with the SEC on September 24, 2015.

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Manner of Voting
	Agenda Topic	For	Abstain	Against
c	Subject to the approval of his appointment as a director in the Company, to approve the Company granting a Letter of Indemnity to Mr. Katzir, in the form such letter previously approved by the shareholders to be granted by the Company to directors serving from time to time in such capacity, a form of which is attached as Exhibit 10.6 to the Registration Statement on Form F-1 of the Company filed with the SEC on September 24, 2015.

d	Subject to the approval of his appointment as a director in the Company, to approve the inclusion of Mr. Katzir under the directors and officers insurance policy of the Company and any such future insurance policies which provides coverage for all directors of the Company.

e	Subject to the approval of his appointment as a director in the Company, to approve the fixed annual compensation and an additional payment for each meeting attended, as well as expense reimbursement for Mr. Yair Katzir who shall be compensated as a director, at the same rate as the Company’s external directors.

Mark X or V clearly in the appropriate column, in accordance with your voting decision.

Date	Signature

For shareholders holding shares through a stock exchange member (in accordance with Section 177(1) of the Companies Law, 5799 - 1999), this Voting Slip is only valid when accompanied by an authorization of ownership.

For shareholders registered in the Company’s shareholder registry – this Voting Slip will only be valid when accompanied by a photocopy of an ID / passport / certificate of incorporation.

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Exhibit A

The Companies Law, 5759-1999

A Company Limited By Shares

Amended and Restated Articles of Association

of

Kitov Pharmaceuticals Holdings Ltd.

Israeli Public Company Number 520031238

Interpretation; General

1.	In these Articles of Association (“Articles”), unless the context otherwise prescribes, the meaning of the following words shall be as follows:

“person”	-	includes a corporate body (unless otherwise stated herein);

“Shareholder”	-	a person who is a Registered or Unregistered Shareholder. If any ‘effective date’ exists (as defined in Section 182 of the Companies Law or in any Companies Regulations enacted in reference to Section 182 of the Companies Law), for such purpose, a shareholder will be deemed to be a holder who is registered as such on the effective date.

“Registered Shareholder”	-	a Shareholder registered in the Company’s register of members.

“Unregistered Shareholder”	-	a person in whose favour a share is registered with a stock exchange member and such share is included amongst those that are registered with the Company’s register of members, in the name of a nominee company.

“TASE”	-	the Tel Aviv Stock Exchange Ltd.

“Board” or
“Board of Directors”	-	the Board of Directors duly appointed in accordance with the provisions of these Regulations.

“Director”	-	A member of the Board of Directors of the Company.

“Companies Law”	-	the Companies Law, 5759-1999, as amended from time to time, as well as the Regulations that have been or will be promulgated by virtue thereof;

“Securities Law”	-	the Securities Law, 5728-1968, as amended from time to time, as well as the Regulations that have been or will be promulgated by virtue thereof

“Law”	-	the Companies Law, the Securities Law, as amended from time to time, as well as the Regulations that have been or will be promulgated by virtue thereof and any other valid statute relating to companies that applies to the Company for the time being;

Exhibit A

“Company”	-	the Company mentioned above.

“Register of Shareholders”	-	the shareholders register to be maintained pursuant to section 127 of the Companies Law and also, if the Company holds another register outside of Israel – any other register, pursuant to the circumstances.

“Office”	-	the registered office of the Company as existing for the time being, and which will vary from time to time.

“writing”	-	printing, lithography, photocopy, cable, telex, fax, e-mail and any other form of creating or impressing words in any visible form.

“securities”	-	includes, shares, debentures, capital notes, warrants, options, certificates and other documents conferring the right to sell, convert or sell and the like.

" Companies Ordinance"	-	means the Companies (New Version) Ordinance, 5743-1983.

2.	The provisions contained in sections 2, 3, 4, 5, 6, 7, 8 and 10 of the Interpretation Law, 5741-1981, will, mutatis mutandis, apply also to the interpretation of the Articles, in the absence of any other provision relating thereto and unless otherwise repugnant to or inconsistent with such application. Words stated herein these Articles in the singular shall be construed as well in the plural, and vice versa. Words stated in the male gender are stated such for convenience only and shall be construed in the female gender as well. The English version of these Articles shall be the sole binding version.

3.	Save as stated in this paragraph, unless contradictory to or inconsistent with the context or the content, words and expressions defined in the Companies Law, shall bear the same meaning when used in these Articles.

4.	Provisions in law which are not immutable will apply to the Company as set forth in the applicable law, unless otherwise contracted around as set forth herein, and in the event of any conflict between the provisions of the law, including, inter alia, the Companies Law, and these Articles, the provisions of these Articles shall prevail.

5.	Reference made herein to any provision contained in the Companies Law which has been amended or repealed, the provision in question shall be regarded as valid and form part of these Articles, unless otherwise prohibited by law.

6.	Unless these articles make reference to the particular majority required for adopting a resolution at the general meeting or by the Board, or unless a particular majority is required under applicable law, the majority required for adopting such a resolution shall be a simple majority of the presents who votes.

Name of the Company

7.	The name of the Company is:

In Hebrew:	כיטוב פארמה החזקות בע"מ
In English:	Kitov Pharmaceuticals Holdings Ltd.

Objects of the Company

8.	The Company may engage in any lawful business.

2

Exhibit A

9.	The Company’s center of management shall be in Israel, unless the Board of Directors shall otherwise resolve, with a majority of three quarters (75%) of the participating director votes. The provisions of this Article 9 can be amended and revised only by a decision of the general meeting of the Company with a majority of (a) 75% of the voting rights in the Company participating and voting on the matter in the applicable general meeting and (b) more than 50% of all of the voting rights in the Company as of the record date established for the applicable general meeting (hereinafter: the “Special Majority”)

Donations

10.	The Company may contribute reasonable amounts, or issue a reasonable amount of the Company's securities, to worthy causes even if the contribution does not fall within the scope of the Company's business considerations.

Registered Share Capital

11.	The registered share capital of the Company is 500,000,000 ordinary shares of no par value each (hereinafter: “the Shares”);

Liability of the Shareholders

12.	The liability of each Shareholder is limited to the unpaid amount which they are required to pay the Company for each Share that is being held by them.

Shares

13.	The Company's Shares have equal rights for every purpose and will confer upon the holder thereof:

(a)	equal rights to receive an invitation to, attend all of and vote at all of the general meetings of the Company. Each one of the Company's Shares will confer upon the holder a single vote at every general meeting of the Company at which he/she participates and votes, by himself/herself, by agent, or by proxy.
(b)	equal rights to receive dividends, if and when distributed, whether in cash or any other manner, according to the ratio between the shareholders' holdings in the Company's issued and outstanding share capital and the Company's total issued and outstanding share capital.
(c)	equal rights to participate in a distribution of bonus shares, if distributed.
(d)	equal right to participate in a distribution of the Company’s assets available for distribution, in the event of a winding-up of the Company.

14.	Without prejudice to any special rights previously conferred on the holders of existing Shares in the Company, any Share in the Company may be issued with such preferred or deferred rights or rights of redemption or other special rights or such restrictions, whether in regard to dividend, voting, sight or otherwise, as the Company may from time to time by resolution adopted at the general meeting by a majority of the Shareholders, determine.

15.	The Company's Board of Directors is entitled, under the provisions of the Companies Law, to issue or allot securities that are redeemable and to redeem it into cash, in specie or to convert it into Company's issued shares, in accordance to it par value or with a premium.

16.	If at any time the share capital of the company is divided into different classes of shares, the Company may, by resolution adopted by a simple majority at the general meeting, the rights, privileges, concessions, limitations and provisions for the time being attached to or otherwise in relation to any class, may, unless otherwise provided by the terms of the shares of that class, be varied, converted, extended, added to or otherwise altered with the consent in writing of the holders of all the issued shares of that class, or as determined by a resolution adopted at a general meeting by simple majority of the shareholders of such class.

3

Exhibit A

17.	The special or other rights conferred upon the Shareholders or the holders of a class of shares that have been issued, including shares that have been issued with preferential or other special rights, will not be deemed to have been varied by the creation or issue of additional shares of any class, ranking equally therewith unless otherwise stipulated by the terms of issue of such shares. The provisions contained in these Articles regarding general meetings will, mutatis mutandis, apply to every class of shares meeting as above.

18.	The unissued shares in the registered share capital of the Company shall be under the supervision of the Board of Directors who may allot the same up to the limit of the registered share capital of the Company, to such persons for cash or other consideration otherwise than cash, with such reservations and on such conditions, and on such dates as the Board shall deem fit (including allotment as dormant shares which shall not confer any rights whatsoever as long as they are in the ownership of the Company or otherwise being held for the benefit of the Company), and the Board shall have the power to make calls on any person regarding such shares or any of them during such period and on such consideration and on such terms as the Board shall deem fit.

19.	Upon the allotment of shares, the Board of Directors may provide for differences among the holders of such shares as to the amount of calls and/or the times of payment thereof.

20.	If by the terms of allotment of any share, the whole or any part of the price thereof shall be payable in installments, every such installment shall, when due, be paid to the Company by the then registered holder of the share or by his representatives.

Share Certificates

21.	Subject and pursuant to the provisions of the Companies Law, share certificates attesting to the right of title to a share, shall bear the stamp of the Company or its printed name together with the signature of one Director, or the Company Secretary or the Company’s general manager, or as otherwise determined by the Company’s Board from time to time.

Every Registered Shareholder (including the Company’s registration company) is entitled to receive from the Company, at his request, one share certificate in respect of the shares registered in his name or, if the Board so approves (after he pays the amount prescribed from time to time by the Directors) to a number of share certificates each for one or more of such shares; each share certificate shall specify the name of the shareholder, the number of the shares, subject to the provisions of the Companies Law.

22.	A certificate relating to a share that is registered in the name of two or more persons, shall be delivered to the person whose name appears first in the Shareholders Register in relation to such share unless all of the registered owners of that share shall have instructed the Company in writing to deliver the same to any other registered holder.

Shareholder

23.	If any share certificate has been lost or defaced, the Board may issue a new certificate respectively in lieu thereof, provided the original certificate has not been cancelled by the Company, or it has been proved to its satisfaction that the certificate or warrant has been lost or destroyed, and satisfactory indemnity has been received for any possible damage, all against payment, if imposed, as resolved by the Board. The provisions of Articles 21 through 23 shall apply, mutatis mutandis, also with respect to the issue of a new share certificate.

24.	The Company shall not issue bearer shares or bearer securities of any kind.

4

Exhibit A

Calls

25.	The Directors may, from time to time, at their discretion make calls upon members for all monies unpaid in respect of the shares held by each of the members, and which are not by the terms of issue thereof required to be paid at a fixed date or dates, and each Shareholder shall pay the Company the amount of such calls made upon him at the time and place prescribed by the Board. A call may be effected by making payment in installments. A call shall be deemed to have been made on the date on which the decision of the Directors approving the making of the call has been passed.

26.	Fourteen (14) days' prior notice will be given for each call specifying the amount and place of payment thereof save that the Directors may, before the time prescribed for payment of such call, revoke by notice in writing to the members, such call or extend the time for payment thereof, provided that such resolution has been adopted prior to the payment date of the call.

27.	Joint holders of a share shall be jointly and severally liable for payment of all calls and installments due in respect of such share.

28.	If, by the terms of allotment of any share or otherwise an amount or installments are payable on a fixed date or dates on account of such sum or installment shall be discharged as if it were a call duly made and notified by the Board, and all the provisions contained in these Articles relating to calls shall apply to such amount or installment.

29.	If a sum called or installment payable is not discharged on or prior to the date of payment thereof, the person who is for the time being the holder of such share in respect of which such call or installment has been made, shall pay interest on such amount at the rate determined by the Board from time to time, or at the rate as permitted by law for the time being, from the date prescribed for payment thereof until actually paid, save that the Board of Directors may waive the payment of interest in whole or in part.

30.	If the Directors deem fit, they may receive from a Shareholder wishing to advance such amounts, as stated above, which have not been called or have not become payable and remain outstanding on account of all or some of his shares, an advance payment and may pay him on such monies so prepaid as aforesaid or any part thereof, interest until the date on which such monies would have otherwise become payable at the rate agreed to between the Directors and such Shareholder.

Forfeiture of shares

31.	If a Shareholder fails to pay any call or installment of a call at or before the day appointed for payment thereof and on the conditions prescribed, regardless of whether a call has been issued or not, the Board may serve a notice on him requiring payment of so much of the call or installment as is unpaid, together with any interest which may have accrued and all the expenses that the Company has borne in respect of such non-payment.

32.	The notice shall name a further day (which shall be at least 14 days after the date of the notice) and the place or places at which the above call or installment is to be paid together with such interest and expenses. The notice shall further state that in the event of non-payment on the date prescribed or by such day, and at the place specified in the notice, the shares in respect of which the call was made or the date of the payment of the installment has fallen due, may be forfeited by the Company.

33.	If the requirements of any such notice as aforesaid are not complied with, the Directors shall be entitled according to a resolution passed in this connection, at any time thereafter prior to payment of the call or the installment, the interest and the expenses due in connection with the shares, forfeit the shares in respect of which such notice was given such forfeiture to extend to all the dividends declared in relation to the forfeited shares and not actually paid prior to the forfeiture.

34.	A share so forfeited shall be deemed to be the property of the Company and the Directors will be entitled to sell, re-allot or otherwise transfer the share as they deem fit, subject to the provisions of the Companies Law and these Articles.

5

Exhibit A

35.	Shares that have been forfeited and prior to the sale or re-allotment thereof, will be dormant, and shall not confer any rights whatsoever as long as they are in the ownership of the Company.

36.	The Directors may, at any time, prior to the sale, re-allotment or transfer of any share so forfeited, revoke the forfeiture on such terms as the Board deem fit.

A person whose shares have been forfeited shall cease to be a Shareholder in respect of the forfeited shares but shall notwithstanding, remain liable to pay forthwith to the Company all calls, installments, interest and expenses due on account of or for such shares at the time of forfeiture, together with the interest on such sums from the date of forfeiture until the date of payment, at the maximum permitted rate at such time according to law, unless the shares that have been forfeited have been sold and the Company has received the full amount of the consideration undertaken to be paid by the shareholder, with the addition of the expenses incidental to the sale;

37.	Where the proceeds received on account of a sale of the shares forfeited exceed the consideration undertaken to be paid by the Shareholder for the shares so forfeited, the Shareholder shall be entitled to a partial refund of the consideration that he/she has given for them, if any, subject to the provisions of the agreement issuing the shares, provided the consideration remaining in the hands of the Company will not be less than the full amount of the consideration undertaken by the holder of the shares that have been forfeited, with the addition of the expenses incidental to the sale. The provisions of these Articles regarding forfeiture of shares shall likewise apply to cases of non-payment of an amount known which, according to the terms of the issue of the share, falls due on a fixed date as if such sum were payable by virtue of a call duly made and notified in regard thereto.

38.	The Company shall have a first and paramount lien upon all the shares registered in the name of each Shareholder, apart from fully paid-up shares, as well as over the proceeds of sale thereof for the discharge of the debts and liabilities of such Shareholder to the Company solely or jointly with any other persons whether the period for the payment or discharge thereof shall have actually arrived or not and howsoever arising, and save as provided by Article 12 herein no right in equity shall be created with respect to any such share. Such lien and charge shall extend to all dividends from time to time declared in respect of such shares. Unless otherwise resolved, the registration of a transfer of any shares by the Company shall operate as a waiver of the Company's lien or charge (if any) upon the shares.

39.	For enforcing the above charge, the Company may sell the shares subject to any such lien at such time or times and in such manner as they shall think fit, but no sale of any share shall be made until the period specified in Article 32 above shall have passed and notice in writing given to the Shareholder (or to whomsoever is entitled to receive notice following the death or bankruptcy or winding-up or receivership of the Shareholder) stating that the Company intends to sell the shares and the Shareholder or the person so entitled to the share has failed to pay the debts specified above or comply with or fail to perform the above engagements for 14 (fourteen) days after such notice.

40.	The proceeds of such sale after payment of the costs of such sale shall be applied in or towards satisfaction of the debts or liabilities of such Shareholder (including debts, liabilities and engagements not yet due for payment or performance) and the provisions of Article 37 will mutatis mutandis, apply.

41.	Upon a sale after forfeiture or after enforcing a lien by or in the exercise of the powers hereinbefore given, the Directors may appoint a person to sign the instrument of transfer of the shares so sold and cause the purchaser's name to be registered in the Register in respect of the shares sold and after his name has been registered in the Register in respect of such shares the validity of the sale shall not be impeached and the remedy of any person aggrieved by the sale shall be by way of a suit for damages only against the Company exclusively.

6

Exhibit A

Transfer and Transmission of Shares

42.	Every transfer of shares registered in the Register of Shareholders in the name of a Registered Shareholder, including a transfer by or to the nominees company, will be made in writing and will be subject to the approval of the Company's Board of Directors. Each transfer of shares to a registered shareholder, the instrument of share transfer will be signed under the hand only of the transferor and by the transferee, personally or by proxy, as well as by witnesses to their signature, and the transferor will be deemed to remain as shareholder until the name of the transferee is registered in the Register of Shareholders in relation to the transferred share. Subject to the provisions of the Companies Law, the share transfer will not be registered unless an instrument of transfer has been delivered to the Office of the Company, as detailed below:

The instrument of share transfer will be drawn and completed in the following manner or in similar manner to the extent possible, or in the common or accepted form that will be approved by the Company's management:

"I, __________________________ of ______________ (“the Transferor”) in consideration of the sum of __________ paid to me by __________________________ of _________________ (hereinafter: "the Transferee") do hereby transfer to the Transferee the share (or shares), of no par value numbered __________ in the undertaking called Kitov Pharmaceuticals Holdings Ltd., to hold unto the Transferee, his executors, administrators and assigns, subject to the several conditions on which I held the same at the time of the execution thereof; and I, the Transferee, do hereby agree to take the said share subject to the conditions aforesaid.”

As witness our hands this _____ day of __________.

Transferor	Transferee

Witness to the Transferor’s signature	Witness to the Transferee’s signature

43.	The Company may close the Company's books and the Register of Shareholders for such period as the Directors see fit, provided it is not for more than 30 days in any one year. The Company will give notice to the Shareholders of the closure of the Register of Shareholders pursuant to that which is stated in these Articles, with respect to the delivery of notices to the Shareholders.

44. (a)	Each transfer of shares will be lodged for registration at the Office together with the share certificates in respect of the shares being transferred (if so issued) together with such other evidence as will be required by the Directors. Share transfers registered will be retained by the Company but instruments of transfer which the Directors refuse to register will be returned, upon demand, to the party lodging the same, together with the share certificate (if lodged), after giving notice to the transferor of their refusal, not later than 30 (thirty) days after the date on which the instrument of transfer was received.

(b)	The Company may demand payment of a fee for registering the transfer in such sum or at such rate as will be determined by the Board of the Company.

45.	The Board of Directors may decline to perform shares transfer in case that the transfer is not allowed according to the provisions of applicable law, or the TASE articles or directives by virtue thereof, or any rule of any exchange upon which any class of securities of the Company are listed.

46.	Only the surviving holder of a Share held by two or more persons shall be recognized as the holder thereof, or as the holder of an interest in such Share, save that nothing stated above shall serve to release the estate of a deceased joint holder of a Share from any obligation with respect to the security that was jointly held by him. The interest of any one of joint holders of a Registered Share may be transferred by any of them.

7

Exhibit A

47.	Any person becoming entitled to a share following the death of a Shareholder, may, be entitled, upon production of evidence as to the probate of a will or the appointment of a personal representative or succession order, and testifying to his right to appear in such capacity may be registered as Shareholder in respect of such shares, or may, taking into account the provisions set forth in these Articles, transfer such shares.

48.	The receiver or liquidator of a company in liquidation or the trustee in bankruptcy or any official receiver of a bankrupt Shareholder may, upon production of appropriate proof as the Directors deem sufficient, and testifying to his right to appear in such capacity according to this Article or which testify to his title, may, with the Directors' consent, (and the Directors may refuse to grant such consent without stating the reason thereof) be registered as Shareholder in respect of such shares, or may, taking into account the provision set forth herein, transfer such shares.

49.	All of the foregoing in regard to the transfer of Shares will apply to a transfer of other securities of the Company, mutatis mutandis.

Redeemable securities

50.	The Company may issue or allot securities that are redeemable, subject to the provisions of these Articles in regard to the issue of securities.

51.	Redeemable securities issued by the Company may be redeemed and no restriction by virtue of the Second Chapter of Part Seven of the Companies Law, shall apply to the redemption.

52.	Redeemable Securities issued by the Company may have attached thereto the features of Shares, including rights to vote and/or the right to participate in profits.

Alteration of capital

53.	The Company may, from time to time, by resolution of the general meeting adopted by simple majority, increase its registered share capital, in classes of shares as it will determine.

54.	Unless otherwise stated in the resolution approving such increase of the share capital, the provisions contained herein these Articles shall apply to the new shares.

55.	The Company at a general meeting may, by resolution adopted by simple majority:

(a)	Consolidate and divide all or any of its share capital provided that this will not operate to modify the Shareholders’ holdings in the issued share capital. In case the Company decides to consolidate and divide its share capital as aforesaid, it will determine the par value of the consolidate shares or determine that the consolidate shares will have no par value.

In order to effectuate the above resolution, the Board of Directors may, at its discretion, settle any difficulty arising in connection therewith, and inter alia, issue certificates of fractional shares or certificates in the name of a number of Shareholders that will comprise the fractional shares that are due to them.

Without derogating from such power of the Board, in the event of there being as a result of the consolidation, Shareholders remaining whose consolidation of shares leaves fractions, the Board of Directors may:

8

Exhibit A

(1)	sell all of the fractions and to that end appoint a trustee in whose name will be issued share certificates comprising the fractions, that will be sold and the proceeds received less commissions and expenses, divided amongst those entitled; or

(2)	allot to each Shareholder who, as a result of such consolidation is left with fractional shares, fully paid-up shares of the class existing prior to the consolidation in such number as will, when consolidated with the fraction, be sufficient for a single complete consolidated Share and such allotment will be deemed to have taken effect immediately prior to such consolidation or distribution; or

(3)	determine that Shareholders will not be entitled to receive a consolidated share in respect of a fraction of a consolidated share resulting from the consolidation of one half or less of the number of the shares whose consolidation creates a single consolidated share, but will be entitled to receive a consolidated share in respect of a consolidated fractional share that results from the consolidation of more than one half of the number of the shares whose consolidation creates a single consolidated share;

In the event of action according to sub-paragraphs (2) or (3) above obligating the issue of additional shares then payment thereof will be effected in the manner in which bonus shares are paid. Such consolidation and distribution will not be deemed to be a modification of the rights of the shares to which the consolidation and distribution relates;

(b)	effect a re-distribution of the existing shares or part thereof of its share capital, in whole or in part, provided that this will not operate to modify the Shareholders’ proportional holdings of the issued share capital;

In case the Company decides to consolidate and divide its share capital as aforesaid, it will determine the par value of the consolidate shares or determine that the consolidate shares will have no par value.

(c)	cancel registered share capital that on the date of the making of the resolution, had not yet been allotted, provided that no commitment exists of the Company, including a conditional commitment, to allot the shares.

(d)	reduce the issued share capital of the Company in a manner whereby such shares will be cancelled and all consideration paid in respect of the par value thereof (to the extent relevant) will be recorded in the Company’s books as a capital reserve which will, for all purposes, be regarded as premium that has been paid on the shares that will remain in the Company’s issued share capital;

(e)	consolidate its share capital or part thereof into a single class of shares, and the Company shall likewise be entitled to resolve to compensate all or any of the Shareholders of the Company in respect of the consolidation of the share capital, by way of allotting bonus shares to those Shareholders.

General Meetings

56.	The Company will hold an annual general meeting of Shareholders each year not later than 15 (fifteen) months after the last annual general meeting of Shareholders, and in a place which shall be determined by the Chairman of the Board of Directors, the general manager of the Company or by the Company Secretary . A general meeting of Shareholders other than an annual general meeting shall be a special meeting. All of the general meetings of the Company shall be convened in Israel, unless the Company’s center of management shall have been transferred to another country in accordance with the provisions of these Articles.

9

Exhibit A

57.	The agenda at the annual general meeting will include the following matters:

(a)	consideration of the Company’s financial statements and the Directors’ Review of the Company as submitted to the general meeting;

(b)	the appointment of Directors including renewal of office as specified in Article 84 hereinafter;

(c)	such business as the Board shall have decided to submit to the annual general meeting for resolution.

58.	The Board will convene a special meeting ("special meeting") by resolution, upon such request of any of the following: (a) two Directors or one quarter of the Directors serving at such time; (b) one or more Shareholders holding at least 5% (five per centum) of the issued share capital and 1% (one per centum) at the least of the voting rights in the Company or one or more Shareholders holding at least 5% (five per centum) of the voting rights in the Company, provided however, that a demand by a shareholder as aforesaid shall comply with all of the requirements of a “Proposal Request” set forth hereinafter (with the demanding shareholder being considered a “Proposing Shareholder” for this purpose); and, should the Board of Directors fail to do so, the demanding director(s) or shareholder(s) shall be entitled to convene the meeting himself/themselves, pursuant to the provisions of the Companies Law.

59.	The Board will, if a special meeting has been requisitioned, convene the special meeting within twenty-one (21) days of the date of such request being submitted, for a date that will be determined in the notice of the special meeting, provided that such date will not be later than thirty-five (35) days after the date of the publication of the notice, unless otherwise decided in respect of a special meeting where voting with a proxy is possible.

60.	Notice convening a general meeting will be published subject to the provisions of the Companies Law. Subject to the provisions of the Companies Law, a notice convening a general meeting will be published within at least fourteen (14) days of the date of the general meeting. Subject to Section 2 of the Companies Regulations (Notice of General Meetings and of Class Meetings at a Public Company) 5760-2000, the Company will not deliver a notice regarding a general meeting to a shareholder.

61.	The general meeting may assume the powers vested in another corporate body for a specific matter or for a specific period of time that will not exceed the time required under the circumstances. A defect occurring in good faith in the convening or conduct of a general meeting or other defect resulting from the failure to perform any term or provision prescribed in the Law or in these Articles, including with respect to the manner of convening or conducting the general meeting, or providing notice thereof, will not disqualify any resolution adopted at the general meeting nor derogate from the considerations and discussions that took place thereat, subject to the provisions of any law.

62.	A shareholder (including two or more shareholders that are acting in concert, herein these Articles referred to as “Proposing Shareholder(s)”) holding at least one percent of the voting rights in the Company may request, subject to the Companies Law, that the Board of Directors include a proposal on the agenda of a general meeting to be held in the future, provided that the Proposing Shareholder gives timely notice of such request in writing (a “Proposal Request”) to the Company Secretary and the Proposal Request complies with all the requirements of these Articles, and any applicable law and stock exchange rules, in Israel or abroad. To be considered timely, a Proposal Request, in respect of any general meeting, must be delivered, either in person or by certified mail, postage prepaid, and received at the Office no later than fourteen (14) days after the date of first publication by the Company of its annual consolidated financial statements, preceding the annual general meeting at which the shareholders are to receive the consolidated financial statements for such year.

10

Exhibit A

The Proposal Request shall set forth:

(i)	the name, business address, telephone number and fax number or email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity;
(ii)	the number of Ordinary Shares held by the Proposing Shareholder, directly or indirectly, and, if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom, and, if such Proposing Shareholder is not the holder of record of any such Ordinary Shares, a written statement from the holder of record or authorized bank, broker, depository or other nominee, as the case may be, indicating the number of Ordinary Shares the Proposing Shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of receipt by the Company of the Proposal Request;
(iii)	any agreements, arrangements, understandings or relationships between the Proposing Shareholder and any other person with respect to any securities of the Company or the subject matter of the Proposal Request;
(iv)	the Proposing Shareholder’s purpose in making the Proposal Request;
(v)	the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at the General Meeting and, if the Proposing Shareholder wishes to have a statement in support of the Proposing Shareholder’s proposal included in the Company’s proxy statement, if provided or published, a copy of such statement, which shall not exceed five hundred (500) words,
(vi)	a statement signed by the Proposing Shareholder of whether the Proposing Shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest;
(vii)	if the proposal is to nominate a candidate for election to the Board of Directors at an annual general meeting, the Proposal Request shall also include:
A.	a declaration signed by the nominee and any other information required under the Companies Law;
B.	all of the information set forth under Regulation 26(a) of the Securities Regulations (Periodic and Immediate Reports), 5730-1970 (the “Israeli Reporting Regulations);
C.	to the extent not otherwise provided in the Proposal Request, information in respect of the nominee as would be provided in response to the applicable disclosure requirements in Israel or abroad, including those of Item 6A (directors and senior management), Item 6E (share ownership) and Item 7B (related party transactions) of Form 20-F of the U.S. Securities and Exchange Commission, to the extent applicable;
D.	a representation made by the nominee of whether the nominee meets the objective criteria for an independent director and/or external director of the Company under the Companies Law and/or under any applicable law, regulation or stock exchange rules, in Israel or abroad, and if not, then an explanation of why not;
E.	details of all relationships and understandings between the Proposing Shareholder and the nominee; and,
F.	a statement signed by the nominee that he or she consents to be named in the Company’s notices and proxy materials relating to the General Meeting, if provided or published, and, if elected, to serve on the Board of Directors.;

and,

(viii)	any other information required at the time of submission of the Proposal Request by applicable law, regulations or stock exchange rules, in Israel or abroad. In addition, the Proposing Shareholder shall promptly provide any other information reasonably requested by the Company.

The Company shall be entitled to publish any information provided by a Proposing Shareholder pursuant to these Articles, and the Proposing Shareholder shall be responsible for the accuracy thereof. The parenthetical Regulation headings contained in this Article for convenience only and shall not be deemed a part hereof or used to limit the scope of disclosure required by these Articles. References in this Article to particular laws, regulations or rules shall be deemed to apply to such amended, successor or other similar laws, regulations or rules as shall apply to the Company and be in effect from time to time.

11

Exhibit A

Voting rights

63.	A shareholder wishing to vote at the general meeting shall prove his title to the share(s) to the Company, not later than seventy-two (72) hours before the time at which the general meeting is convened, unless the applicable law specifies a later period that may not be deviated from.

Nevertheless the chairman of the general meeting may, subject to the provisions of the applicable law, waive such demand with respect to any general meeting and accept the proof of ownership or copy thereof to the satisfaction of the chairman of the meeting, at the time the general meeting is opened to conduct its business.

64.	A minority shareholder as well as a shareholder whom the court has declared to be legally incompetent may vote only by his/her guardian and such guardian may vote by a proxy.

65.	Subject to the provisions of any law, in the case of joint shareholders, each of them may vote at any general meeting personally or by proxy, in relation to such share, as if he were the sole party entitled thereto. Where two or more joint holders of a share participate at the general meeting, whether in person or by representative proxy, the vote of the one whose name first appears in the Register of Shareholders or in a certificate regarding title to the share or other document as will be prescribed by the Board of Directors in this regard. A number of guardians or administrators of the estate of a deceased registered shareholder will be deemed for the purposes of this Article to be joint owners of such shares

66.	A shareholder may vote personally or by proxy, as hereinafter stipulated.

67.	Any Shareholder of the Company being a corporate body may empower any person by resolution of its directors or other managing body, as its representative at any general meeting of the Company, as it deems fit to be its representative at any general meeting. A person so empowered will be entitled to exercise on behalf of the corporate body s/he represents, the same powers as the corporate body itself could have exercised had it been an individual shareholder of the Company, rather than a body corporate. The chairman of the general meeting may demand from any person so empowered reasonable proof of his being an authorized representative of the body corporate as a condition for his participating at the general meeting.

It is clarified that Articles 70 to 74 herein these Articles with respect to the proxy will not apply to the authorized representative of the body corporate but only to a proxy appointed to vote on behalf of the body corporate.

68.	Any instrument appointing a proxy (“proxy”) will be signed by the appointor or by his duly appointed attorney in writing or if the appointor is a corporation - the appointment will be made in writing and duly signed by the authorized signature of and under the stamp of the Company, or under the hand of the authorized representative thereof.

69.	The instrument appointing a proxy or a copy thereof to the satisfaction of (i) the Board of Directors, or (ii) such person who has been empowered by the Board, or (iii) the Company Secretary shall be deposited at the Office or the place at which the general meeting is due to be held at least seventy-two (72) hours before the time appointed for holding the general meeting at which the person named in such instrument proposes to vote, unless otherwise set forth in an immutable provision of any applicable law. Nevertheless the chairman of the general meeting may waive such demand with respect to any general meeting and accept the proxy or copy thereof to the satisfaction of the chairman of the general meeting, at the time the general meeting commences proceedings.

12

Exhibit A

70.	A shareholder holding more than one share will be entitled to appoint more than one proxy, subject to the following provisions:

(a)	the instrument of appointment will specify the class and number of shares in respect of which it was granted, and in the instances required by law, reference to the question of the shareholder’s personal interest in such matter on the agenda of the general meeting, or reference to other such questions requiring a response from the shareholder as set forth in applicable law;

(b)	if the number of shares of any class specified in the instruments of appointment granted by a single shareholder exceed the number of the shares of such class held by him as set forth in the proof of ownership submitted together with such instrument, all the instruments of appointment granted by such shareholder will be null and void in respect of the surplus shares, without derogating from the validity of the vote in respect of the shares that are held by him as set forth in the proof of ownership submitted together with such instrument;

(c)	Where only one proxy has been appointed by a shareholder and the instrument of appointment does not specify the number and class of shares in respect of which it was granted, the instrument of appointment will be deemed to have been granted in respect of all the shares held by the shareholder as set forth in the proof of ownership submitted together with such instrument, as appropriate. Insofar as the instrument of appointment has been given in respect of a smaller number of shares than that held by the shareholder as set forth in the proof of ownership submitted together with such instrument, the shareholder will be deemed to have abstained in respect of the remaining shares held by him and the instrument of appointment will be valid in respect of the number of shares therein specified.

71.	The instrument appointing a proxy for a general meeting will, to the extent the circumstances permit, be in the following form or common or usual form as approved by the chairman of the Board or the general manager or the Company Secretary or the chairman of the general meeting:

“The undersigned, ______________________, [ID number / passport number / corporation number] ___________, and owner as of __________20__ of _______________ shares of Kitov Pharmaceuticals Holdings Ltd. (the "Company"), hereby appoints ______________, (ID/corporate no.), and in his absence _______________ (ID/corporate no.), or anyone duly acting on their behalf (the "Proxy"), to be (my /our) proxy and to vote on (my / our) behalf all of the shares held by us, at the (annual / special) general meeting of the shareholders of the Company to be held on __________20__, at ______________, and at any adjournment thereof, [and the undersigned directs that its shares shall be voted for each matter on the agenda as indicated below]:

Executed on_______, 20____

Name of Holder:
By:
Name:
Title:	“

Any proxy or other voting instrument submitted for voting at the general meeting which does not provide for any discretion by the proxy holder who is voting such proxy at the general meeting with respect to the matters on the agenda of the general meeting, shall nonetheless be deemed, by virtue of having been be deposited at the Office or the place at which the general meeting is due to be held, to provide discretion to the proxy holder with respect to voting on any decision taken by the general meeting pursuant to Articles 77 and 78 hereinafter, or pursuant to Section 70 of the Companies Law and the Regulations enacted pursuant thereof.

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Exhibit A

72.	A vote pursuant to the provisions of an instrument appointing a proxy will be valid notwithstanding the death of the appointor, or the revocation of the power of attorney or the transfer of the share in respect of which voting took place as above, unless notice in writing of such death, revocation or transfer was received at the Office of the Company or by the chairman of the general meeting prior to the voting.

Proceedings and resolutions adopted at general meetings

73.	No business shall be transacted at any general meeting unless a quorum is present within half an hour of the general meeting proceeding to business. Save where otherwise stipulated in these Articles, or in the Companies Law, there shall be a quorum when there are present personally or by proxy at least two (2) shareholders holding jointly at least twenty-five percent (25%) of the voting rights in the Company.

74.	If within half an hour from the time appointed for the holding of a general meeting no quorum is present, it will be adjourned to the same day in the next week at the same time and at the same place, or to such other day and/or time and/or place as stated in the notice to the shareholders of the general meeting, and at the adjourned general meeting only the business for which the general meeting was originally called will be transacted.

75.	If there is no quorum (as set forth in Article 73 above) present at the adjourned general meeting within half an hour of the time set for commencement of such adjourned general meeting, the quorum for such adjourned general meeting shall then be any number of participants present and holding any portion of the voting rights of the Company, and they shall be entitled to deliberate all of the matters for the purpose of which the meeting was convened .

76.	If the general meeting has been convened upon a requisition by shareholders, the adjourned general meeting will only take place if there are present one or more shareholders holding at least 5% (five percent) of the issued share capital and at least 1% (one percent) of the voting rights in the Company or one or more shareholders holding at least 5% (five percent) of the voting rights of the Company.

77.	The chairman of the Board, or in his absence the general manager or the Company Secretary, or whoever the general manager or the Company Secretary duly appoint, will serve as chairman of the general meeting. In the absence of the chairman of the Board, or one of the above mentioned individuals, at the general meeting, the general meeting will appoint a shareholder present as chairman for such general meeting and the appointment of the chairman will be made at the beginning of the discussions at the general meeting that will, subject to the presence of a legal quorum as set forth in these Articles, be opened by the Company Secretary or by an individual authorized for such purpose by the Company Secretary.

78.	The chairman of the general meeting may, with the consent of the general meeting at which a quorum is present, and shall if so directed by the general meeting, adjourn the general meeting, or the discussion of or adoption of the resolution on a matter specified on the agenda, from time to time and from place to place. No business shall be conducted at any adjourned general meeting other than the business still to be conducted at the general meeting at which the adjournment was decided upon. No shareholder shall be entitled to receive any notice with regard to the adjournment or with regard to the matters which are on the agenda of the adjourned meeting.

79.	Subject to the provisions of any law, a resolution at the general meeting will be passed by a vote of a ballot, in a manner whereby each share conferring a right to vote will confer one vote. The chairman of a general meeting shall not have a casting vote, and in the event of an equality of votes, the resolution will be deemed to have not been passed. The chairman of a general meeting shall not have a casting vote

14

Exhibit A

80.	Resolutions at a general meeting will be passed by simple majority unless another majority is prescribed by the Law or these Articles.

81.	A declaration by the chairman of the general meeting that a resolution has been carried unanimously or by a particular majority or has not been carried and an entry of a protocol of the general meeting to that effect in the minutes book of the Company, shall be prima facie evidence thereof.

82.	The shareholders of the Company may vote at the general meeting by mean of a Written Ballot/Voting Slip on the specific agenda matters for which voting by Written Ballot/Voting Slip is set forth in the Law. The Board of Directors may allow voting by means of a Written Ballot/Voting Slip on other items at the Board’s discretion and subject to any law; provided, however, that such Board decision to permit voting by Written Ballot/Voting Slip with respect to such matter shall not lengthen or otherwise change the required meeting notice periods otherwise set forth under the Law with respect to such matter.

The Board of Directors

83.	The number of members of the Board of Directors in the Company will not be less than four (4), and not exceed nine (9) members, including the external directors, to the extent that external directors are required to be appointed at the Company under the Law (the "Maximum Number"). The majority of the members of the Board of Directors shall be residents of Israel, unless the Company’s center of management shall have been transferred to another country in accordance with the provisions of these Articles.

84.	The Company's directors (excluding external directors, if any are appointed) shall be nominated, and then appointed at the Company's general meeting with a regular majority, for such terms of office all as set forth below:

(a)	The Directors elected to serve in the Company (who are not external directors) at the general meeting at which these Article are adopted by the shareholders of the Company, will be divided into three classes, each class will comprise one-third of the members of the Board (who are not external directors, if any were appointed), (hereinafter the “first class”; the “second class”; and the “third class"). If the number of directors is not equally divisible by three, each of the first class and the second class will be comprised of a different number, the closest and lowest to one-third, while the third class will be comprised of the remaining directors (who are not external directors, if any were appointed). The first division into thirds will be carried out in accordance with the Board's decision in relation to the classification above, at the discretion of the Board. If the number of directors changes, the number of directors in each class will change in accordance with the aforesaid rule. For purposes of clarification nothing in the above is to prevent the re-election of directors whose terms of service are expired, provided they will be nominated for re-election at the general meeting in accordance with the Articles.

(b)	At the first annual general meeting of shareholders of the Company, which will take place after the approval of these Articles by the general meeting, the term of appointment of the directors included in the first class shall end.

(c)	At the second annual general meeting of shareholders of the Company, which will take place after the approval of these Articles by the general meeting, the appointment of the directors included in the second class shall end.

(d)	At the third annual general meeting of shareholders of the Company, which will take place after the approval of these Articles by the general meeting, the appointment of the directors included in the third class shall end.

15

Exhibit A

(e)	In the annual general meeting that will take place each year following the general meeting at which these Article are adopted by the shareholders of the Company, the annual general meeting shall be entitled to elect directors who shall be elected for a Three-Year Term to replace the class of directors whose term in office has expired as of such annual general meeting, and so on ad infinitum, so that the directors who shall be elected as stated above shall enter office at the end of the general meeting under which they were elected, unless a later date was decided at the time of the appointment, and shall serve for Three-Year Terms (unless their appointment will be terminated in accordance with the provisions of these Articles), and so that each year, the term in office of one of the classes of directors shall expire at the annual general meeting of such year.

(f)	A “Three-Year Term” as used herein shall mean a term of office of a director until the third annual general meeting which shall be held following the date of their election as director.

(g)	Notwithstanding the foregoing, each director shall continue to serve in office until his successor is duly elected and qualified, or until his retirement, death, resignation or removal.

(h)	The nomination of candidates for election as Directors may be made by the Board of Directors, unless otherwise delegated by the Board to a nominating committee. A shareholder holding such voting rights to be eligible to nominate a candidate for director as set forth in the Companies Law, and interested in proposing the nomination of certain candidate(s) for consideration by the Board of Directors, as aforementioned, shall submit his or her proposal in writing to the Office no later than 14 days after the date of first publication by the Company of its annual consolidated financial statements preceding the annual general meeting at which the shareholders are to receive the consolidated financial statements for such year. Any proposal by a shareholder as set forth above shall include all of the information required with respect to a Proposal Request as set forth in Article 62.

85.	The general meeting may, notwithstanding the above, at any time, dismiss a director with a Special Majority. Subject to the provisions of the Law, the appointment of a director shall not be terminated, other than as set forth in this Article and Article 84 above.

86.	The Board may appoint immediately or at a future date, a director or directors to serve until the annual general meeting set to take place at the end of the Three-Year Term for the class of directors to which such director is so appointed by the Board ("Additional Director"), provided that the total number of the members of the Board of Directors serving at such time will not exceed the Maximum Number.

87.	The provisions of Articles 83 through this Article 87 can be amended and revised only by a decision of the general meeting of the Company taken by a Special Majority.

88.	The appointment and removal of the external directors will be performed in accordance with the provision of the Law, as such are in effect from time to time.

89. (a)	A director may at any time appoint a person (not being a body corporate) to act as his/her alternate on the Board (Alternate Director);

(b)	As long as the appointment of the Alternative Director is in force, he shall be entitled to receive notices to any meeting of the Board (without negating the right of the Appointor Director to receive notices) and attend and vote at any meeting of the Board from which the Appointor Director is absent.

(c)	The Alternate Director will have, subject to the provisions of his instrument of appointment, all the powers vested in the Director for whom he is alternate, and shall be treated as a Director.

16

Exhibit A

(d)	A Director who has appointed an alternate will be entitled at any time to revoke the appointment and the service of an alternate will cease if the director who appointed him (herein referred to as: “the Appointor Director”) has notified the Company in writing of such revocation of the appointment or of his resignation or if the service of the Appointor Director as such has been otherwise terminated.

(e)	Every appointment and revocation of the appointment of an Alternate Director will be made by written notice to the Company.

90.	The office of a director shall be ipso facto vacated in any of the following cases:

(a)	if he/she has resigned

(b)	if has been dismissed from office as stated in section 231 of the Companies Law;

(c)	if he has been convicted of an offence as stated in section 232 of the Companies Law;

(d)	on the date on which notice is given of the imposition of a means of enforcement as stated in section 232A of the Companies Law;

(e)	if a court has decided to order the termination of his office as stated in section 233 of the Companies Law;

(f)	if he has been declared bankrupt;

(g)	on his death;

(h)	if he is declared legally incapacitated;

(i)	on the date on which notice is given according to section 227A or 245A of the Companies Law.

91.	If the office of Director is vacated, the continuing Directors may act in respect of all matters provided that their number is not less than four Directors (including the outside Directors). If their number is less than such minimum, they may only act in order to convene a general meeting for purpose of appointing additional Directors.

The Directors will be entitled to remuneration and compensation in respect of their service subject to receiving the approvals required by applicable law. A Director is entitled to receive his reasonable travelling expenses and remaining expenses related to participating in meetings of the Board and performing his duties as member of the Board.

92.	The Board of Directors may delegate any of its powers to the general manager and any committee of the Board, subject to restrictions under the Law.

93. (a)	The Directors may assume powers that are conferred on the general manager for a particular matter or for a certain period of time, which shall not exceed the period of time that is required in the circumstances, all at the discretion of the Directors, by resolution passed by majority vote of the Directors.

(b)	Without derogating from the foregoing, the Directors may instruct the general manager how to act on a particular matter and failure by the general manager to do so will entitle the Board of Directors to exercise the necessary power for implementing the instruction in his stead;

(c)	If the general manager is constrained from exercising his powers, the Board of Directors may exercise the same in his stead.

17

Exhibit A

Meetings of the Board

94.	The Directors will convene meetings according to the needs of the Company and at least once every calendar quarter, unless otherwise required by Law.

95.	The chairman of the Board may convene the Board at any time, and the Board will convene a meeting, on a specified matter, at the request of two directors, or in case the Board of Directors includes only up to five directors, at the request of one director.

96.	Notice convening a meeting of the Board may be given orally, by telephone call or in writing (including by fax or e-mail or other similar form of written electronic communication), to such location or address as provided previously by the director to the Company; provided, however, the notice will be given at least twenty-four (24) hours before the date appointed for the meeting, or with a shorter prior notice or without notice, if so agreed by all Directors or Alternate Directors (if appointed). A Director exiting the borders of Israel (hereinafter: "Absent Director") who wishes to receive notices during the time of his absence, shall provide the Company Secretary with sufficient contact details for such purpose (an Absent Director who provided such contact details as well as any Directors who are present in Israel shall be collectively referred to hereinafter as: "Directors Entitled to Receive Notices"). An Absent Director who did not provide the above contact details, shall not be entitled to receive notices during his absence, unless he requested to deliver the notices to an Alternate Director representing him, who was duly appointed in accordance with these Articles herein. A written memorandum signed by the Company Secretary shall be deemed conclusive evidence of providing notice to the Absent Director which is a Director Entitled to Receive Notices.

97.	The notice of a Directors’ meeting will set out the date and place of the meeting and provide reasonable detail of all the matters that are on the agenda.

The agenda of the Directors’ meetings will be fixed by the chairman of the Board and will include the subjects that the chairman of the Board has fixed as well as any matter that a director or the general manager has requested the chairman of the Board to include in the agenda a reasonable time in advance of convening the meeting of the Board.

98.	The quorum for commencing business at a meeting of the Board will be a majority of the Directors Entitled to Receive Notice and who are not by law constrained from participating and voting at the meeting of the Board. The quorum will be examined when the meeting opens to conduct its business.

Notwithstanding the foregoing, the quorum with respect to a resolution of the Board concerning the termination of the office of the internal auditor will not in any case be less than a majority of the members of the Board.

99.	The Board of Directors will appoint a chairman of the Board from its members. The chairman of the Board will preside over each meeting of the Board Directors and sign the minutes of the meetings. If the chairman is absent from or unwilling to preside over a meeting, the Directors present at the meeting will choose one of their number to act as chairman of such meeting and sign the minutes of such meeting.

100.	Resolutions of the Board will be adopted by majority vote of the Board members present and participating in the vote, each director having a single vote. In the event of an equality of votes on the Board, the chairman of the Board or the chairman of the meeting, according to the circumstances, will not have a casting vote.

101.	Each meeting of Directors at which a quorum is present, will be authorized to exercise all powers, authorities and discretions for the time being vested in the Board of Directors or generally exercised by them according to the terms of these Articles.

18

Exhibit A

102.	The Board may hold meetings by using any means of communication provided that all the Directors participating can hear one another simultaneously.

103.	The Board of Directors may pass resolutions (in addition and without derogating from the foregoing, by fax or email or other similar form of written electronic communication) without actually convening provided that all the Directors Entitled to Receive Notices of and attend discussions have given their consent. Subject to the above, a protocol of the resolutions drawn and signed by the chairman of the Board will be valid in respect of any purpose. In addition, and without derogating from the foregoing, the Board of Directors may pass a written resolution (including by way of facsimile or email or other similar form of written electronic communication) without actually convening, provided that all the Directors Entitled to Receive Notices, signed the resolutions or confirmed such approval via email or other similar form of written electronic communication or the chairman of the Board or the Company Secretary have attached a transcript signed by either of them, specifying such Director's vote. Nothing contained in this Article shall restrict the Board from passing a resolution in other ways mentioned in the Companies Law or which are not forbidden thereunder.

104.	Subject to the provisions of the law, all acts done by or by resolution of the Board of Directors or by a meeting of a committee of the Directors, or by a person (not being a body corporate) acting as a member of the Board of Directors, shall be valid notwithstanding it be afterwards discovered that there was some defect in the appointment of any director or person acting as such member of the Board of Directors or that all or any of them were disqualified, as if every such person had been duly appointed and as if they had the necessary qualifications to be a member of the Board or such Board committee.

Committees of the Board

105.	The Directors may from time to time set up committees of the Board. No person who is not a member of the Board will serve on a Board committee to whom powers have been delegated by the Board, and each such Board Committee shall contain at least one external director, if external directors have been appointed at the Company. Persons not being members of the Board may serve on a committee of the Board whose function it will be to advise or make recommendations to the Board. Subject to the provisions of the Companies Law and these Articles, the Directors may entrust their powers to such Board committees or any one of them; on each committee there will be at least two Directors.

106.	Each committee established under Articles 105 above must, when exercising its powers, satisfy all the directions that will be laid down by the Board of Directors. The meetings and acts of any such committee will be conducted according to the guidelines included in these Articles regulating meetings and acts of the Board of Directors to the extent they are consistent, and save to the extent otherwise directed by the Board of Directors

107.	A committee of the Directors will report to the Board of Directors on a regular basis its resolutions or recommendations as determined by the Board. Resolutions or recommendations of a Board committee requiring the Board approval will be submitted to the Directors for information, a reasonable time before the discussion on the Board.

108.	The Board may cancel a resolution of a committee that has been appointed by it, but no such cancellation shall affect the validity of a resolution of a Board committee in accordance with which the Company has acted vis-à-vis another person who had no knowledge of the cancellation.

All acts done in good faith at meetings of Directors or by a committee of the Board of Directors, or by a director, shall be valid notwithstanding it be afterwards discovered that there was some defect in the appointment of any Director or that all or any of them were disqualified, as if every such person had been duly appointed and was qualified to be a director.

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Exhibit A

Officeholders

109.	The general manager may from time to time appoint for the Company officeholders (other than Directors and a general manager) to such permanent, temporary or special functions as the general manager will deem fit from time to time, and will further be entitled to terminate the service of one or more of such persons from time to time and at any time, at his absolute discretion.

110.	The general manager may, subject to the provisions of the Companies Law, determine the powers and duties of the officeholders so appointed by him, and the terms of their service. The terms of service of the officeholders will be set in accordance with that stated in the Companies Law.

Internal auditor

111.	The Board of Directors may appoint an internal auditor, according to a proposal of the Audit Committee.

112.	The internal auditor will, inter alia, examine the propriety of the acts of the Company from the standpoint of upholding the Law and proper business practice.

113.	The organizational supervisor of the internal auditor will be the chairman of the Board unless otherwise decided by the Board of the Company.

The internal auditor will submit to the Board for approval a proposal for an annual or periodic working program and the Board will approve the same with such changes as it considers appropriate.

Auditors

114.	One or more auditors will be appointed at every annual general meeting and hold office until the end of the next annual general meeting. Notwithstanding the foregoing, the general meeting may, by resolution adopted by a simple majority, appoint an auditor who will hold office for a longer period that will not extend beyond the end of the third annual meeting following that at which he was appointed.

115.	The general meeting may terminate the service of the auditor subject and pursuant to the provisions contained in the Companies Law.

116.	The auditor’s remuneration for the audit activity will be set by the Board of Directors. The Board of Directors will report to the annual general meeting the terms of the agreement with the auditor for audit services.

117.	The auditor’s remuneration for additional services to the Company not being audit-related will also be set by the Board of Directors. The Board of Directors will report to the annual general meeting the terms of the agreement with the auditor for additional services not being audit-related, including payments and undertakings of the Company towards the auditor. For the purpose of this regulation “auditor”- includes a partner, close associate of an auditor and includes a corporation within his/her control.

118.	Notwithstanding that which is set forth in Articles 116 and 117 above, for so long as the securities of the Company are listed for trading on an exchange in the United States of America, such authority of the Board of Directors to set the remuneration of the auditor for audit activity and/or for additional serves to the Company not being audit-related, will be deemed to have been delegated by the Board of Directors to the Audit Committee of the Board of Directors.

20

Exhibit A

Validity of acts and approval of transactions

119.	Subject as provided by law, all actions taken by the Directors or by a committee of the Board of Directors or by Director or as a member of a committee of the Board of Directors or by the general manager as appropriate - will be valid notwithstanding that it is subsequently discovered that any defect existed in the appointment of the Board, the committee of the Board, the Director being a member of the Board committee or the general manager, as appropriate, or that any of the holders of such positions was disqualified from acting as such.

120.	In addition to Article 119 above:

(a)	the Board of Directors may ratify any action that at the time of the ratification, the Board is authorized to perform.
(b)	the general meeting may ratify any action that has been made by the Board of Directors and/or the Board committee ultra vires or while exceeding its authority due to another defect.
(c)	from the time of the ratification, every action that was approved as mentioned above, will be considered as duly performed retroactively from the time such act was performed.

Distribution

121.	A resolution of the Company regarding distribution will be passed by the Board of the Company, subject to the limitations according to the law.

Dividends and bonus shares

122.	Subject to any special or limited rights conferred on any shares, dividend or bonus shares will be distributed in proportion to the number of shares that are held by Shareholders.

123.	The Company may determine a record date for purposes of the right to receive dividend, provided that such date will fall after that of the resolution regarding the distribution of dividend.

124.	The Board may detain any dividend, bonus, right or amount payable in respect of shares over which the Company has a lien or charge and apply any such sum or realize any bonus and any right and apply the proceeds of the realization in discharge of the debts of such shareholder in respect of which the Company has a lien or charge.

125.	No transfer of shares will confer upon the transferee the right to any dividend or any other distribution that has been declared thereon after such transfer and before registration of the transfer. Notwithstanding the foregoing, in the case of a share transfer requiring Board approval, the approval date will be substituted for the registration date of the transfer.

126.	The person entitled to dividend, the payment of which has not been claimed within the period of three (3) years from the date of the resolution regarding the distribution will be deemed to have waived the same and the dividend will revert to the Company’s ownership.

127.	In the absence of stipulations to the contrary, dividend may be paid by check or payment order that will be sent by mail according to the registered address of the party entitled thereto, or, in the case of joint registered owners, to such Shareholder whose name first appears in the shareholders register in relation to the joint ownership. Any such check will be drawn to the order of the person to whom it is sent and payment thereof will serve as a release pertaining to all the payments that have been made in connection with such share.

128.	The Board of Directors may deduct from any dividend or other distribution payable in connection with shares held by a shareholder, whether he is sole or joint holder thereof, any amounts of money that are due from him and which ought to have been paid to the Company alone or jointly with others, on account of calls and the like.

21

Exhibit A

129.	The Board may, at its discretion set aside to special funds, any sum out of the profits of the Company or from a revaluation of its assets or its proportionate share in the revaluation of the assets of companies that are affiliated to it, and determine the designation of such funds.

Minutes

130.	The Company will keep a register of minutes of general meetings, class meetings, meetings of the Board and meetings of committees of the Board and keep the same at its registered office or elsewhere in Israel as notified by the Company to the Registrar of Companies, for a period of seven (7) years from the date of the general meeting or the Board (or Board committee) meeting, as applicable.

131.	All minutes will include the following:

(a)	the date on which the particular meeting took place;

(b)	the names of participants, and if they are representatives of an Alternate Directors, the names of their respective appointers, and, at a general meeting of Shareholders, the number of shares by virtue of which the vote was held, and the class thereof;

(c)	a concise summary of the business discussions held and the resolutions that were adopted; and

(d)	directives and instructions provided by the Board to its committees or general manager.

132.	Minutes of a general meeting when signed by the chairman of the meeting will serve as prima facie evidence of the contents thereof. Minutes of the meeting of the Board or of a committee of the Board that have been signed by the Director who presided over the meeting will serve as prima facie evidence of the contents thereof.

Notices

133. (a)	Notices which by law are required to be given by the Company to Shareholders Registered in the Register of Shareholders will, subject to, and without derogating from, Article 60 above, be delivered personally to the shareholder or sent to him according to the last address given by him to the Company. Notices sent by mail will be deemed to have been delivered - if sent to an address in Israel, within seventy-two (72) hours of the date of dispatch, and, if sent to an address abroad - within ten (10) days of the date of dispatch.

(b)	The Company may deliver notices to the shareholders by publishing a notice in two generally circulating daily newspaper in Hebrew or in any other public way as determined by Law, and the date of the publication in the newspaper, or as otherwise publicized in accordance with applicable law, will be deemed to be the date on which the notice was received by the Shareholder.

The provisions of sub-regulation (a) will not apply where the Company has elected to give notice as stated in this sub-regulation (b), except where an express duty by law applies to publish or deliver a notice by a different method.

(c)	Nothing contained in sub-regulations (a) and (b) above shall impose any duty on the Company to give notice to any party who has not furnished an address to the Company in Israel.

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Exhibit A

134.	In each of the following cases, a Shareholder will be deemed not to have furnished an address to the Company:

(a)	Where the Company has sent him according to the latest address that was furnished by him, a letter by registered mail requesting him to confirm that such address is still current or notify the Company of a new address, and the Company has received no reply within thirty (30) days of the date of the dispatch of the notice.

(b)	Where the Company has sent him according to the latest address that was furnished by him, a letter by registered mail and the Postal Authority - incidental to returning the letter or in the absence of so doing - has notified the Company that the person concerned is not known at such address or for any other like reason.

135.	Each notice to be given to members relating to joint shares will be given to the person first named in the register of members with request to such share.

136.	Any document or notice delivered by the Company according to the provisions of these Articles will be deemed to have been properly delivered notwithstanding the death, bankruptcy or liquidation of such shareholder (whether or not the Company was aware thereof) as long as no other person has been registered in the Shareholder’s stead, and such dispatch and delivery will be deemed for all purposes to be sufficient with respect to any person having an interest in such shares.

Winding-up of the Company

137.	In the event of the winding-up of the Company, whether voluntarily or otherwise, the following provisions will, unless otherwise expressly provided in these Articles or in the terms of issue of any share, apply:

(a)	The liquidator will first apply all the Company’s assets in payment of its debts (the Company’s assets after payment of its debts to be hereinafter called - “the Surplus Assets”).

(b)	Subject to any special rights attaching to the shares, the liquidator will distribute the Surplus Assets among the shareholders in proportion, pro rata to the number of shares held by all of the Shareholders.

(c)	With the sanction of a resolution of the Company passed at a general meeting by a majority of the Shareholders, the liquidator may distribute the Surplus Assets of the Company or any part thereof among the Shareholders in specie and further convey any Surplus Assets to a trustee by way of a deposit to the credit of the Shareholders, as the liquidator deems fit.

Exemption from liability

138.	The Company may exempt in advance any of its officeholders, or any other individual the Board so determines to exempt, from all or part of his liability by reason of damage following a breach of the duty of care towards it, save for a breach of the duty of care of a director on a distribution within the meaning of that term contained in the Companies Law.

Insurance of liability

139.	The Company may enter into a contract to insure the liability of any of its officeholders, or any other individuals the Board so determines to insure, by reason of liability that will be imposed upon him in consequence of an act effected by virtue of his position as such, or any other position at the Company, in whole or in part, in any of the following:

(a)	breach of the duty of care towards the Company or towards any other person;

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Exhibit A

(b)	the breach of a fiduciary duty towards it, provided the officeholder acted in good faith and had reasonable grounds to assume that the act would not harm the interests of the Company;

(c)	financial liability that will be imposed upon him for the benefit of any other person;

(d)	any other act that is insurable as permitted by the Companies Law.

140.	Without prejudice to Article 139 above, the Company may enter into a contract to insure the liability of its officeholders, or any other individual, that involves payments or expenses that will be borne by the officeholder or other such individual, as applicable, as follows:

(a)	expenses incurred in connection with a “proceeding” that has been conducted in his case, including reasonable litigation expenses, including legal fees;

With respect to this paragraph - “proceeding” is a proceeding according to the Chapters H-3, H-4 and I-1 of the Securities Law and a proceeding according to Article D of the Fourth Chapter of Part Nine of the Companies Law;

(b)	Payment to an aggrieved party as stated in section 52LII(a)(1)(a) of the Securities Law according to Chapter H-4 of the Securities Law.

Indemnity

141.	The Company may indemnify any of its officeholders or any other individuals it so chooses to indemnify (hereinafter: an “Indemnitee”), retroactively by reason of liability or expense as detailed in sub-paragraphs (a) to (f) hereof, that has been imposed upon him in consequence of any act that he effected by virtue of his position in the Company:

(a)	has financial liability imposed upon him in favor of any other person by a judgment, including a judgment given in a settlement or an arbitrator's award that has been approved by the court;

(b)	reasonable litigation expenses, including legal fees, that have been laid out by an Indemnitee in consequence of any investigation or proceeding that has been conducted against him by an authority authorized to carry on an investigation or proceeding, and has been concluded without the filing of a charge against him and without any financial liability having been imposed upon him as an alternative to a criminal proceeding, or which has ended without the bringing of any charge against him but in which a financial liability has been imposed as an alternative to a criminal proceeding or an offence that does not require proof of criminal intent or in connection with a financial sanction; In this paragraph – conclusion of a proceeding without the making of any charge on any matter in which a criminal investigation has been instituted - means the closure of the case according to section 62 of the Criminal Procedure (Consolidated Version) Law, 5742-1982 (in this sub-paragraph - the Criminal Procedure Law), or a stay of proceedings by the Attorney-General, according to section 231 of the Criminal Procedure Law;

“Financial liability as an alternative to a criminal proceeding” - means financial liability that has been imposed by statute as an alternative to a criminal proceeding, including an administrative fine according to the Administrative Offences Law, 5746-1985, penalty for an offence that has been prescribed as a penal offence according to the provisions of the Criminal Procedure Law, financial sanction or fine.

(c)	Reasonable litigation expenses, including legal fees, that have been laid out by the Indemnitee or for which he has been made liable by a Court in a proceeding that has been brought against him by or in the name of the Company or by another party, or in a criminal charge from which he was acquitted or criminal charge in which he was convicted of an offence not requiring proof of criminal intent.

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Exhibit A

(d)	expenses incurred in connection with a “proceeding” as defined in sub-Article 140(a)above, that has been conducted in his case, including reasonable litigation expenses, including legal fees;

(e)	Payment to an aggrieved party as stated in section 52LII(a)(1)(a) of the Securities Law according to Chapter H-4 of the Securities Law.

(f)	Liability or other expense that is indemnifiable according to the Companies Law.

142.	The Company may undertake in advance towards an Indemnitee to indemnify him in respect of a liability or expense detailed in sub-Articles 141 (b) through (f) above, and may further give an undertaking in advance to indemnify an officeholder thereof as stated in Articles 141(a) above, provided that the undertaking in respect of a liability or expense stated in Articles 141(a) above will be limited to the events which, in the opinion of the Board of Directors, are foreseeable in light of the Company’s activity in practice at the time of giving the undertaking for indemnity, and to such amount or criteria as the Board has determined to be reasonable in the circumstances, and the undertaking for indemnification shall specify the events which, in the opinion of the Board, are foreseeable in light of the Company’s activity in practice at the time of giving the undertaking to indemnify and the amount and criteria that the Board has determined to be reasonable in the circumstances. With respect to Articles 141 and 142, and their various sub-Articles- "officeholder" is according to the definition of the Companies Law and the Securities Law (including the definition of "Senior officeholder" under that law) and every other law that applies to officeholders at the Company and/or at a subsidiary and/or on behalf of the Company and/or on behalf of a related subsidiary and/or a corporation held by the Company and/or a subsidiary by direct or indirect securities.

143.	Articles 141 and 142 above would not apply in any of the following instances:
(a)	breach of fiduciary duty, except with regard to indemnity and insurance by reason of a breach of fiduciary duty as stated section 261(2) to the Companies Law.
(b)	breach of a duty of care committed intentionally or recklessly, unless committed negligently only.
(c)	an act done with intent to make unlawful personal profit.
(d)	a fine, civil fine, financial sanction or forfeit penalty imposed upon him.

Liability of the Company; Transactions with Officeholders

144. (a)	The signature of any person who will be appointed from time to time by the Board generally or for a specific event personally or together with other persons, accompanied by the stamp or printed name of the Company, will bind the Company.

(b)	The Board of Directors may determine separate signature rights with respect to different businesses of the Company, and with respect to the amount of the sums for which the persons are empowered to sign.

(c)	Subject to the general authorization by the Board of Directors with respect to such transactions, a transaction under Section 270(1) of the Companies Law, which is not an extraordinary transaction, may be approved by the joint approval of the general manager and the chief financial officer of the Company, or, in the event either of them has personal interest in the approval of such transaction, by a member of the Board of Directors appointed by the Board of Directors for such purpose in lieu of such officeholder having a personal interest, and who does not have personal interest in the approval of such transaction. In the event that both the general manager and the chief financial officer of the Company have personal interests in such transaction, the approval of two members of the Board of Directors appointed by the Board of Directors for such purpose and who do not have personal interests in the approval of such transaction, will be required.

25

Exhibit A

Amendment of the Articles

145.	Unless provided otherwise herein, and specifically in Article 9, and Articles 83 through Article 87, any amendment of these Articles shall require the approval of an ordinary majority, in person or by proxy, as shall be permitted, and voting thereon in accordance with the provisions of the Companies Law. Unless provided otherwise herein, and specifically in Article 9, Articles 83 through Article 87, a resolution passed at a general meeting by such majority as required under applicable law and which amends any of the provisions set forth herein, shall be deemed a resolution to amend these Articles even if not expressly stated as such in the resolution or at the general meeting.

26